Exhibit 2.1
EXECUTION COPY

ASSET PURCHASE AGREEMENT

between
FREMONT INVESTMENT & LOAN
and
iSTAR FINANCIAL INC.
Dated as of May 21, 2007

EXHIBITS

1.01(a)	Form of Bill of Sale, Assignment and Assumption Agreement
1.01(b)	Form of Participation Agreement
2.04(d)	Purchase Price Allocation
2.06(j)	Form of Domain Name Agreement
5.09	Form of Transition Services Agreement

          ASSET PURCHASE AGREEMENT, dated as of May 21, 2007, between FREMONT INVESTMENT & LOAN, a California Industrial Bank (“Fremont” or the “Seller”), and iSTAR FINANCIAL INC., a Maryland corporation (“iStar” or the “Purchaser”).
RECITALS:
          WHEREAS, Fremont, directly and through its various Affiliates, is engaged in the commercial real estate mortgage lending business at various locations in the United States (the “Business”); and
          WHEREAS, subject to the terms and conditions set forth in this Agreement, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the loans, participation interests, co-lending interests and related assets described in this Agreement, as well as certain other assets owned by the Seller and used in the Business, and in connection therewith the Purchaser is willing to assume certain liabilities of the Seller relating thereto, as particularly set forth in this Agreement;
          NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:
ARTICLE I.
DEFINITIONS
     Section 1.01 Certain Defined Terms. For purposes of this Agreement:
          “Accelerated Closing Trigger Date” means the date when each of the conditions set forth in Sections 6.02(a), (b), (c) and (d) have been satisfied.
          “Acquisition Proposal” means (a) any proposal or offer from any Person other than the Purchaser or any of its Affiliates relating to any direct or indirect acquisition of (i) all or substantially all of the assets of Fremont and its subsidiaries taken as a whole, (ii) all or substantially all of the Purchased Assets taken as a whole or (iii) more than 50% of the outstanding equity securities of Fremont or its Affiliates, (b) any tender offer, exchange offer or agreement that, if consummated, would result in any Person beneficially owning more than 50% of the outstanding equity securities of Fremont or its Affiliates, (c) any merger, consolidation or other business combination with Fremont or its Affiliates or (d) any recapitalization of Fremont or its Affiliates or similar transaction that, if consummated, would result in any Person beneficially owning more than 50% of the outstanding equity securities of Fremont or its Affiliates (the result of which, as to events described in clauses (a)(iii), (b), (c) or (d), would be to prohibit, impede or otherwise adversely affect the ability of the parties to close the transaction contemplated hereby).
          “Action” means any Claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

          “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
          “Agreement” or “this Agreement” means this Asset Purchase Agreement between the parties hereto (including the Exhibits and Schedules hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 9.07.
          “Ancillary Agreements” means the Participation Agreement, the Transition Services Agreement, the Sublease Agreements, the Bill of Sale, the Domain Name Agreement and the assignments and assumption agreements to be executed and delivered in connection with this Agreement.
          “Benefit Plan” means any “Employee Pension Benefit Plan” (as defined in Section 3(2) of ERISA), “Employee Welfare Benefit Plan” (as defined in Section 3(1) of ERISA), “Multi-Employer Plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), pension plan, plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan, “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), material personnel policy (including, but not limited to, vacation time, holiday pay, bonus programs, moving expense reimbursement programs and sick leave), excess benefit plan, bonus or incentive plan (including, but not limited to, stock options, restricted stock, stock bonus and deferred bonus plans), severance, change-of-control agreement, employment agreement, consulting agreement or any other material benefit, program or contract, whether or not written or pursuant to a collective bargaining agreement, in any case sponsored, maintained, contributed to or required to be contributed to, or entered into by the Seller or any ERISA Affiliate of the Seller for the benefit of any current or former Business Employee, or with respect to which Seller would reasonably be expected to incur any Liability.
          “Bill of Sale” means the Bill of Sale, Assignment and Assumption Agreement with respect to the Purchased Assets to be executed by the parties at the Closing, substantially in the form of Exhibit 1.01(a).
          “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.
          “Business Employee” means any employee of the Seller whose employment, as of the date hereof, relates primarily to the Purchased Assets.
          “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended through the Closing.
          “Claims” means any and all administrative, regulatory or judicial actions, suits, petitions, appeals, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations, proceedings, consent orders or consent agreements.
          “Class 1 Loans” means those binding and non-binding commitment letters which have been issued by Fremont and which are listed on Schedule 2.10(b)(i) hereto.

          “Class 2 Loans” means those letters of interest which have been issued by Fremont and “preparing for committee” loans, each as listed on Schedule 2.10(b)(ii) hereto.
          “Closed Special Loans” means those loan commitments which have been funded and which are listed on Schedule 2.10(a) hereto.
          “COBRA” means Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.
          “Code” means the Internal Revenue Code of 1986, as amended through the date hereof.
          “Collateral Documents” means (a) with respect to each Loan and each of the Special Loans, each and every collateral document, mortgage, security agreement, assignment of rents, pledge agreement, guaranty, indemnification agreement, assignment of management agreement, assignment of stock or partnership or membership units, UCC financing statements, regulatory agreement, intercreditor agreements, participation agreements, title insurance policies, financing statement search reports, tax and insurance escrows, letters of credit, certificates of deposit or deposits or escrows of any kind, fire and casualty insurance policies, flood hazard insurance policies, and other insurance policies, and each other material document, agreement or instrument under which property is pledged, assigned, granted or otherwise conveyed or provided to or for the benefit of the Seller or any of its Affiliates to secure, support or guaranty a borrower’s obligations under such Loan or Special Loan, and (b) with respect to any of the foregoing, together with any amendments or supplements thereto or modifications, renewals, substitutions and/or extensions thereof in effect as of the Closing Date.
          “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.
          “Conveyance Taxes” means all sales, use, bulk sale, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes, including, without limitation, Transfer Taxes.
          “DFI” means the Department of Financial Institutions of the State of California.
          “Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Seller to the Purchaser in connection with this Agreement.
          “Distribution” means, with respect to each Loan, any payment or other distribution (whether received by setoff or otherwise) of cash (including interest, dividends or fees) under or in respect of the related Loan.

          “Encumbrance” means any (a) mortgage, pledge, lien, security interest, charge, hypothecation or other encumbrance, security agreement, security arrangement or adverse Claim against title, control or proceeds of any kind; (b) purchase agreement, option agreement, put arrangement or buy-sell arrangement; (c) subordination agreement or arrangement resulting in subordination of any kind; or (d) agreement to create or effect any of the foregoing; provided, however, that with respect to the Loans, nothing expressly set forth in the Loan Documents shall be deemed an Encumbrance hereunder.
          “Environment” means surface waters, ground waters, soil, subsurface strata and ambient air.
          “Environmental Laws” means all Laws, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the Environment, health, safety, natural resources or Hazardous Materials, including CERCLA; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; the Atomic Energy Act, 42 U.S.C. §§ 2011 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.; and the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Seller would be deemed a “single employer” within the meaning of section 4001(b) of ERISA.
          “Excluded Taxes” means (a) all Taxes relating to the Excluded Assets or Excluded Liabilities for any period; (b) all Taxes relating to the Purchased Assets for any period prior to the Closing Date; (c) Conveyance Taxes other than Transfer Taxes and (d) 50% of any Transfer Taxes incurred as a result of the sale contemplated by this Agreement. For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes relating to the Purchased Assets shall be determined in accordance with Section 5.13 and (ii) Taxes (other than Property Taxes) relating to the Purchased Assets for the period prior to the Closing Date shall be computed as if such taxable period ended as of the close of business on the Closing Date.
          “Extension Amendment” means an amendment entered into after March 31, 2007 to a Loan which extends the maturity date thereof other than pursuant to the terms of the original Loan Documents for such Loan.
          “FDIC” means the Federal Deposit Insurance Corporation.
          “Federal Funds Rate” means for any date, the rate for such date published by the Board of Governors of the Federal Reserve System.

          “GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.
          “Governmental Authority” means any federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.
          “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
          “Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, urea formaldehyde foam insulation and polychlorinated biphenyls; and (b) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated under any Environmental Law.
          “Impairment” means any Claim, counterclaim, setoff, defense, action, demand, litigation (including administrative proceedings or derivative actions), Encumbrance, right (including expungement, avoidance, reduction, subordination of any kind, including, but not limited to, contractual or equitable subordination or otherwise) or defect, the effect of which is, or would be (in any such case), materially and adversely to affect the Loans in whole or in part.
          “Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money; (b) all obligations of such Person for the deferred purchase price of property or services; (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases; (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (h) all Indebtedness of others referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss; and (i) all Indebtedness of any other Person of the type referred to in clauses (a) through (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.
          “Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.
          “Indemnifying Party” means the Seller pursuant to Section 7.02 or the Purchaser pursuant to Section 7.03, as the case may be.
          “Initial A Participation Value” means an amount equal to 70% of the Interim Loan Price.
          “Intellectual Property” means intellectual property, confidential information and proprietary information, in any and all medium, including digital, and in any jurisdiction, including, but not limited to, all (a) patents and patent applications (including all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof) and patent disclosures, inventions and improvements (whether or not patentable and whether or not reduced to practice); (b) trademarks, service marks, trade dress, trade names, Internet domain names, assumed names and corporate names, together with the goodwill of the business associated therewith; (c) copyrightable works of authorship, including all statutory and common law copyrights associated therewith; (d) all registrations, applications, extensions and renewals for any of the items listed in clauses (b) and (c); (e) trade secrets; (f) websites; (g) computer and software programs, including operating systems, applications, routines, interfaces, and algorithms, whether in source code or object code; and (h) manuals, user and technical documentation, data, databases, flowcharts and developers’ notes.
          “Intellectual Property Contracts” means all license and other agreements granting or obtaining any right to use or practice any rights under any Intellectual Property or otherwise relating to the use (both directly or through a third party service), development, maintenance, support, distribution, sale or escrow of Intellectual Property.
          “Interest Adjustment” means the aggregate amount of all unpaid interest as of the close of business on the Closing Date which is not more than 30 days past due under the terms of the Loan Documents in respect of the Loans (other than Loans with respect to REO Property for which there is no Interest Adjustment).
          “Interim Amount” means the amount equal to the sum of (i) the Interim Loan Price, (ii) the Non-Loan Purchase Price and (iii) the Interim Interest Adjustment.
          “Interim Date” means the last Business Day of the month preceding the month in which the Closing occurs.
          “Interim Interest Adjustment” means the aggregate amount of all unpaid interest as of the close of business on the Interim Date which is not more than 30 days past due under the terms of the Loan Documents in respect of the Loans (other than Loans with respect to REO Property for which there is no Interim Interest Adjustment).

          “Interim Loan Price” means an amount equal to (i) the aggregate outstanding principal balance of the Loans as of the Reference Date, plus (ii) the aggregate amount of principal advanced subsequent to the Reference Date through and including the Interim Date in respect of the Loans, minus (iii) the aggregate amount of principal paid to Fremont or an Affiliate thereof in respect of the Loans after the Reference Date through and including the Interim Date, minus (iv) $268,942,000.
          “IP/IT Costs” means any and all costs and fees paid to third parties (not including any Seller or Purchaser legal fees or expenses) that are attributable (i) pursuant to Section 5.04(c), to any consent, approval, authorization or license necessary or desirable to preserve for the Purchaser any right or benefit under any Transferred IP Agreement to which the Seller or any of its Affiliates is a party or to provide the Purchaser with the rights and benefits of such license, contract or other agreement or arrangement; (ii) to or arising under the Separate IT Agreements, except to the extent excluded from IP/IT Costs pursuant to Section 5.16; and (iii) pursuant to the Transition Services Agreement, (a) to any consents, assignments and sublicenses necessary for the Seller to provide services under the Transition Services Agreement and, if applicable, any work-around, substitution or such other arrangement as the Seller deems appropriate to provide such services, and (b) to the migration or conversion of any data from the Seller’s Oracle system to the Purchaser’s Oracle system.
          “IRS” means the Internal Revenue Service of the United States.
          “IT Systems” means all computer systems, programs, networks, software and hardware used to process, store, maintain and operate data, information and functions used in connection with the Business or the Loans.
          “Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).
          “Leased Real Property” means the real property leased by Fremont or any of its Affiliates, as tenant, pursuant to the leases listed on Section 2.02(a)(iii) of the Disclosure Schedule.
          “Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.
          “Licensed Intellectual Property” means Intellectual Property licensed by Fremont or any of its Affiliates from third parties and used in connection with the Business.
          “Lien” means any mortgage, lien, pledge, change, assignment for security purposes, security interest, or encumbrance of any kind with respect to a Loan.

          “Loan Agreement” means, with respect to each Loan identified on Section 2.01(i) of the Disclosure Schedule, each loan agreement related to such Loan.
          “Loan Documents” means, with respect to each Loan or any of the Special Loans, the Loan Agreement, the Collateral Documents related thereto, any promissory notes related thereto and all other documents, instruments, indemnities, guarantees, and agreements executed and delivered in connection therewith and in effect, any written waivers, amendments, modifications and supplements to any of the foregoing and any other documents, memoranda, consents, approvals, reports, plats of survey, opinions of counsel, records, analysis, approvals, valuations, communications and correspondence maintained by and in the possession of (or reasonably obtainable by) the Seller or any of its Affiliates in the course of the Business as part of the files relating to the Loans and Special Loans or the enforcement, origination, acquisition, servicing or administration thereof. The term Loan Documents also includes, but is not limited to, all intervening or other assignments (or analogous documents) pursuant to which the Seller shall have acquired a Loan or a Special Loan.
          “Loans” means all loans (excluding the Special Loans) made and partially or fully funded by the Business and outstanding as of Reference Date, which are listed on Section 2.01(i) of the Disclosure Schedule, including (a) loans 100% owned by Fremont and/or any of its Affiliates as of such date, (b) Fremont’s and any of its Affiliate’s respective participation rights with respect to loans that have been funded as of such date (including, but not limited to, loans as to which the Purchaser and any of its Affiliates owns a participation) and (c) Fremont’s and any of its Affiliate’s rights with respect to loans that have been funded jointly with one or more third parties as of such date. For the avoidance of doubt, (a) on the Closing Date, Loans shall not include any loans that are purchased by other participants pursuant to rights of first or last refusal prior to the Closing and (b) Loans shall include any loans made and partially or fully funded by the Business and outstanding as of the Reference Date that are foreclosed (i) prior to the date of this Agreement or (ii) if after the date of this Agreement, in accordance with the requirements of Section 5.01(a) hereof on or prior to the Closing Date. Section 2.01(i) of the Disclosure Schedule shall contain at least the following information as of the Reference Date concerning any such loans, participation rights or rights: (i) the gross amount of the commitment with respect to the loan, whether funded or not, (ii) the outstanding principal balance of the loan, (iii) the remaining unfunded commitment of the loan, (iv) if applicable, the outstanding principal amount of any participation rights granted to any third party in such loan, and (v) the outstanding principal amount owed to the Seller or any of its Affiliates under such loan.
          “Material Adverse Effect” means any circumstance, change or effect on the Purchased Assets or the Seller that, in the aggregate with all other circumstances, changes or effects on the Purchased Assets or the Seller, has had or is reasonably likely to have a material adverse effect on the value of the Purchased Assets taken as a whole; provided, however, that none of the following shall be deemed to constitute or be taken into account in determining whether there has been a “Material Adverse Effect”: (a) any circumstances, changes or effects arising from actions taken with the written consent of the Purchaser, (b) any changes in Law or GAAP, (c) any changes in the credit quality of the Loans or the condition (financial or otherwise) of borrowers under any of the Loans unless the same was the direct result of any action taken by the Seller after the date of this Agreement without the Purchaser’s consent, or (d)

any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates.
          “Net Earnings” for any period prior to the Closing Date shall mean the excess, if any, (and in no event less than zero) of (i) the sum of all interest income, fees (including, without limitation, exit fees and prepayment premiums, but not including non-cash deferred fees on the Seller’s books at March 31, 2007 amortized into income) and other income received with respect to the Loans for such period, over (ii) the sum of all interest expense at the Seller’s costs of funds allocable to outstanding fundings under the Loans, annual salary and related employee benefit costs in accordance with the Seller’s customary and usual practice allocable to such period for Business Employees, rent for Leased Real Property and pursuant to the Excluded Leases reasonably allocable to the Business for such period per month and other miscellaneous expenses at the rate of $900,000 per month, all as determined in accordance with past practice.
          “Owned Intellectual Property” means Intellectual Property owned by Fremont or its Affiliates and used in connection with the Business.
          “Parent” means Fremont General Corporation, a Nevada corporation.
          “Participation Agreement” means the Participation Agreement to be executed by iStar (or its single purpose entity formed to acquire the Loans) and Fremont, substantially in the form attached hereto as Exhibit 1.01(b).
          “Permitted Encumbrances” means the following, individually and collectively:
          (i) Encumbrances for Taxes not yet delinquent or being contested in good faith by appropriate proceedings;
          (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Encumbrances for construction in progress or otherwise arising in the ordinary course of business securing obligations that are not more than 45 days overdue or that are being contested in good faith by appropriate proceedings, except for Encumbrances attributable to work performed at the direction of the Seller;
          (iii) any statutory Encumbrance arising in the ordinary course of business or arising by operation of Law with respect to an obligation or liability that is not yet due or delinquent;
          (iv) easements, rights-of-way, restrictions, minor title defects, covenants, encroachments, variations and other similar Encumbrance with respect to any Purchased Asset that does not diminish the value or interfere with the existing use of such Purchased Asset in any material respect;
          (v) any interest or title of a lessor under any lease, or any licensor under any license (and any financing statement that may be filed with respect thereto) and covering only the assets so leased or licensed from a non-Affiliate of the Seller entered into in the ordinary course of business that has been disclosed, in writing, to the Purchaser prior to the date of this Agreement;
          (vi) Encumbrances disclosed in any existing title insurance policy (or in the event the actual title insurance policy has not been issued, a binder, actual “marked-up” title commitment, pro forma policy, or an agreement to provide any of the foregoing pursuant to binding escrow instructions executed by the title company or its authorized agent) a copy or original of which has been delivered or made available to the Purchaser prior to the date of this Agreement (but excluding, for the avoidance of doubt, any of the foregoing delivered to Purchaser pursuant to Section 6.02(f) and further excluding any Encumbrances (other than a mortgage related to a Purchased Asset) in favor of the Seller or any of its Affiliates); and
          (vii) Encumbrances disclosed in any title insurance policy (or binder, actual “marked-up” title commitment, pro forma policy, or an agreement to provide any of the foregoing pursuant to binding escrow instructions executed by the title company or its authorized agent) delivered to the Purchaser pursuant to Section 6.02(f) and excluding any Encumbrances (other than a mortgage related to a Purchased Asset) in favor of the Seller or any of its Affiliates.
          “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.
          “Property Taxes” means real and personal ad valorem property Taxes and any other Taxes imposed on a periodic basis and measured by the value of any item.
          “Purchaser Proration Date” means either (a) the last day of the month preceding the month in which a Purchaser Proration Notice is given prior to the 15th day of such month or (b) the last day of the month in which a Purchaser Proration Notice is given if given after the 15th day of such month.
          “Purchaser Proration Notice” means a notice given by the Purchaser advising the Seller that the Purchaser is ready, willing and able to close the transactions contemplated hereby, subject only to the satisfaction of the conditions set forth in Sections 6.02(a), (b), (c) and (d) hereof and performance by the Seller in all material respects of its obligations hereunder, including, without limitation, delivery of the items set forth in Section 2.06 hereof.
          “Reference Date” means March 31, 2007.
          “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like into or upon any land or water or air or otherwise entering into the Environment.
          “Remedial Action” means all action to (a) clean up, remove, treat or handle in any other way Hazardous Materials in the Environment; (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the Environment; or (c) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring.
          “REO Property” means the real property described on Section 2.02(a)(i) of the Disclosure Schedule hereto and any other real property acquired prior to the Closing Date in accordance with the terms hereof pursuant to a foreclosure or deed-in-lieu of foreclosure of a Loan, including Repossessions to the extent the same constitute real estate.
          “Repossessions” means all property, both real and personal, tangible and intangible, acquired pursuant to the exercise of remedies with regard to any Lien securing a Loan (or acquisition in lieu of the exercise of such remedies) in accordance with the terms of the applicable Loan Documents, including all REO Property.
          “Special Loans” means the Closed Special Loans, the Class 1 Loans and the Class 2 Loans.
          “Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.
          “Sublease Agreements” means the Sublease Agreements to be executed by Fremont and iStar at the Closing, the terms of which shall be consistent with the terms of this Agreement, but otherwise in form and substance reasonably acceptable to the Purchaser and the Seller, pursuant to which iStar shall sublet from Fremont certain space consisting, with respect to one sublease (the “Santa Monica Sublease”) of a portion of the space identified in Section 2.02(b) of the Disclosure Schedule as located in Santa Monica, California, and another sublease (the “Brea Sublease”) consisting of space located in a portion of the space identified in Section 2.02(b) of the Disclosure Schedule as located in Brea, California, with the location, size and configuration of each subleased premises to be reasonably determined by the parties prior to the Closing Date in accordance with Section 2.11.
          “Superior Proposal” means any Acquisition Proposal on terms that Fremont determines, in its good faith judgment (after having received advice from its outside legal counsel and its financial advisors), are significantly more favorable to the equity holders of Fremont from a financial point of view than the terms of the transactions set forth in this Agreement; provided that the Seller’s Board of Directors shall not so determine that any such proposal is a Superior Proposal prior to the time that is two Business Days after the time at which the Seller has complied in all material respects with Section 5.06(b) with respect to such proposal.
          “Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Tax authority relating to Taxes, including any schedule or attachment thereto or any amendment thereof.
          “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.
          “Transfer Tax” means any customary transfer, stamp or similar Tax imposed pursuant to applicable Law in connection with the recording of any deed, mortgage or similar instrument conveying or assigning, as applicable, the REO Property or mortgages (or similar instruments).
          “Transferred IP Agreements” means (a) licenses of Owned Intellectual Property from Fremont or any of its Affiliates to third parties where the Owned Intellectual Property which is the subject to such licenses is used solely in connection with the Business, (b) Intellectual Property Contracts to which Fremont or any of its Affiliates are parties or are otherwise subject, and where the Intellectual Property which is the subject to such Intellectual Property Contracts is used solely in connection with the Business; (c) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Owned Intellectual Property where such Owned Intellectual Property is used solely in connection with the Business; and (d) the agreement with Oracle Corporation providing for the provision of 130 seat licenses to the Seller.
          “Transferred Rights” means with respect to each Loan after the Closing Date, to the extent related thereto, the following:
          (a) the right to repayment of all amounts funded by, or amounts payable to, Fremont or any of its Affiliates under the related Loan Documents and all obligations owed to Fremont or any of its Affiliates in connection with such Loan;
          (b) all Claims (including “claims” as defined in Bankruptcy Code §101(5)), suits, causes of action, and any other right of Fremont or any of its Affiliates, whether known or unknown against the borrower or any other obligor under the Loan Documents related to such Loan, or any of such borrower’s or obligor’s Affiliates, agents, representatives, contractors, advisors, or any other Person that in any way is based upon, arises out of or is related to any of the foregoing, including, to the extent permitted under applicable Law, all Claims (including contract claims, tort claims, malpractice claims, and claims under any law governing the purchase and sale of, or indentures for, securities), suits, causes of action, and any other right of Fremont or any of its Affiliates against any attorney, accountant, financial advisor or other Person arising under or in connection with the related Loan Documents;
          (c) all guarantees and collateral with respect to such Loan and any other security of any kind for or in respect of the foregoing;
          (d) all cash, securities (whether certificated or uncertificated securities), security entitlements, accounts, chattel paper, general intangibles, instruments, real property or other property, and all setoffs and recoupments, but only to the extent received or effected by or for the account of Fremont or any of its Affiliates under such Loan and other extensions of credit under the related Loan Documents (whether for principal, interest, fees, reimbursement obligations or otherwise), including all distributions obtained by or through redemption, consummation of a plan of reorganization, restructuring, liquidation or otherwise of the related borrower, any related obligor or the related Loan Documents, and all cash, securities, interest, dividends and other property that may be exchanged for, or distributed or collected with respect to, any of the foregoing; and
          (e) all proceeds of the foregoing.
          “Transition Services Agreement” means the Transition Services Agreement to be executed by Fremont and iStar at the Closing, substantially in the form attached hereto as Exhibit 5.09, pursuant to which Fremont and its Affiliates shall provide certain transitional services to iStar following the Closing.
          “Upsize Amendment” means an amendment entered into after March 31, 2007 to a Loan which increases the principal amount thereof.
          “WARN” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2101 et seq., or any comparable state or local Law.
     Section 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“A Participation Interest”	Participation Agreement
“Assumed Liabilities”	2.03(a)
“Alternative Purchaser”	5.06(c)
“Brea Sublease”	1.01
“B Participant”	Participation Agreement
“Business”	Recitals
“Business Intellectual Property”	3.10(a)
“Business Intellectual Property Contracts”	3.10(d)
“Cash Loan Purchase Price”	2.08(a)
“Closing”	2.05(a)
“Closing Acceleration Notice”	2.08(a)
“Closing Date”	2.05(a)
“Closing Delay Notice”	2.05(c)
“Closing Trigger Date”	2.05(b)
“Confidentiality Agreement”	5.02(e)
“Consent Schedule”	3.03
“Continuation Coverage”	5.14(g)
“Continuation Period”	5.14(g)
“Domain Name Agreement”	2.06(j)
“Employment Contracts”	3.12(e)
“Enforcement Action”	Participation Agreement
“Excluded Assets”	2.02(b)

Definition	Location

“Excluded Leases”	2.02(b)
“Excluded Liabilities”	2.03(b)
“Fremont”	Preamble
“Initial Adjustment Schedule”	2.09(b)
“Initial Threshold Amount”	7.04(a)
“iStar”	Preamble
“Landlord’s Work”	2.11
“Loan Purchase Price”	2.04(a)
“Loss”	7.02
“Net Earnings Schedule”	2.09(d)
“Non-Loan Purchase Price”	2.04(b)
“Offered Employees”	5.14(a)
“Purchased Assets”	2.02(a)
“Purchased Non-Loan Assets”	2.02(a)
“Purchaser”	Preamble
“Purchaser Indemnified Party”	7.02
“Purchaser Plans”	5.14(b)
“Purchaser’s Savings Plan”	5.14(e)
“PWC”	6.02(g)
“Reduced Participation Amount”	2.09(c)
“Releases”	5.04(a)
“Required Consents”	5.04(a)
“Santa Monica Sublease”	1.01
“Seller”	Preamble
“Seller Indemnified Party”	7.03
“Seller’s Savings Plan”	5.14(e)
“Separate IT Agreements”	5.16
“Shared Agreements”	5.16
“Termination Date”	8.01(c)
“Termination Fee”	8.02(b)
“Termination Notice”	5.14(g)
“Third Party Claim”	7.05(b)
“Threshold Amount”	7.04(a)
“Transferred Employees”	5.14(a)
“Transferred Lease Agreements”	2.02(a)(iii)
     Section 1.03 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
     (a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated;

     (b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
     (c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
     (d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
     (e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
     (f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
     (g) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws;
     (h) references to a Person are also to its successors and permitted assigns;
     (i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and
     (j) the word “knowledge” with respect to any party hereto shall mean the actual knowledge of such party, without any obligation to investigate the matter in question.
ARTICLE II.
CONTRIBUTION; PURCHASE AND SALE; PRORATIONS
     Section 2.01 Purchase and Sale of Loans. On the Closing Date, the Seller shall sell, assign, transfer, convey and deliver, or cause to be assigned, transferred, conveyed and delivered, to the Purchaser (or such subsidiaries of the Purchaser as the Purchaser shall designate), (A) the Loans, (B) the Transferred Rights with respect to the Loans and (C) all Loan Documents related to the Loans.
     Section 2.02 Purchase and Sale of Other Assets. (a) Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchaser, and the Purchaser shall purchase from the Seller, the following assets, wherever located, whether tangible or intangible, whether directly or indirectly owned by the Seller and, in any case, belonging to or used in the Business, other than the Excluded Assets (the following assets to be purchased by Purchaser being referred to as the “Purchased Non-Loan Assets” and together with the Loans, referred to herein as the “Purchased Assets”):

(i)	REO Property. All rights of the Seller or its Affiliates in respect of any REO Property and all improvements, personality, leases, contracts, and other rights and interests associated therewith that is identified on Section 2.02(a)(i) of the Disclosure Schedule;

(ii)	Repossessions. All rights of the Seller or its Affiliates in respect of Repossessions;

(iii)	Leased Real Property. All rights of the Seller and its Affiliates in respect of the Leased Real Property identified on Section 2.02(a)(iii) of the Disclosure Schedule and all rights of the Seller and its Affiliates under all contracts identified on Section 2.02(a)(iii) of the Disclosure Schedule as relating to such Leased Real Property (such contracts, the “Transferred Lease Agreements”);

(iv)	Personal Property. All furniture, fixtures, equipment, machinery and other tangible property used or held for use by the Seller or any of its Affiliates with respect to the Transferred Employees, and all hardware (including personal computers, laptops, servers, routers and cabling) used solely in connection with the Business, including all such hardware listed in Section 2.02(a)(iv) of the Disclosure Schedule;

(v)	Intellectual Property and IT Systems. All the Seller’s and its Affiliates’ right, title and interest in, to and under the Owned Intellectual Property which is used solely in connection with the Business, IT Systems which are used solely in connection with the Business, the Transferred IP Agreements, copies and tangible embodiments thereof in whatever form or medium, and all rights to sue and recover damages for past, present and future infringement, dilution, misappropriation, violation, unlawful imitation or breach thereof;

(vi)	Customer Information. All customer information, including customer lists, telephone numbers and email addresses, customer-related records and all other customer-related files, programs, plans, data and related information, in whatever form, in each case primarily related to the Business; and

(vii)	Books and Records. All books and records relating to the Purchased Assets and related operations of the Business, including all accounting records, financial records and related files and papers.
     (b) Notwithstanding anything in Sections 2.01 or 2.02(a) to the contrary, the Purchased Assets shall exclude (i) any loans or other assets acquired by the Seller or its Affiliates after the date hereof in connection with the Business, other than in accordance with the terms and conditions hereof, (ii) any assets related to any Benefit Plan, (iii) artwork, (iv) the leases identified in Section 2.02(b) of the Disclosure Schedule with respect to certain premises located in Brea, California and Santa Monica, California (such leases, the “Excluded Leases”) and (v) all other assets and properties of the Seller and its Affiliates not used in connection with the Business, that are not specifically referenced in Sections 2.01 and 2.02(a) and the corresponding Schedules thereto (collectively, the “Excluded Assets”).

     Section 2.03 Assumption and Exclusion of Liabilities». (a) Upon the terms and subject to the conditions of this Agreement, at the Closing, the Purchaser shall assume and shall agree to pay, perform and discharge the following Liabilities of the Seller, except for the Excluded Liabilities (such Liabilities assumed by iStar, the “Assumed Liabilities”):
(i)	all obligations to make advances and disbursements with respect to the Loans made or required to be made after the Closing Date or which otherwise have been made or are required to be made pursuant to the Loan Documents after the Closing Date and, in all events, do not arise on account of a default by the Seller or any of its Affiliates under the Loan Documents or hereunder;

(ii)	all other Liabilities (exclusive of Liabilities arising by reason of a breach by the Seller or any of its Affiliates on or prior to the Closing Date) under the Loans and the Loan Documents to the extent arising after the Closing Date and that are not otherwise Excluded Liabilities;

(iii)	Liabilities in respect of Repossessions undertaken with the Purchaser’s consent (except as otherwise set forth in Section 2.03(a)(v) below);

(iv)	all Liabilities of the Seller arising after the close of business on the Closing Date under the Transferred IP Agreements with respect to the software identified in Section 2.03(a)(iv) of the Disclosure Schedule or the Transferred Lease Agreements (other than Liabilities or obligations attributable to any failure by the Seller or any of its Affiliates to comply with the terms thereof on or prior to the Closing Date); and

(v)	all Liabilities arising after the close of business on the Closing Date relating to the REO Property, including for real estate taxes, obligations under leases or purchase and other contracts, but no liability relating to or arising under Environmental Laws.
     (b) Notwithstanding subsection (a) above, the Seller shall retain, and shall be responsible for paying, performing and discharging when due, and the Purchaser shall not assume or have any responsibility for, all Liabilities of the Seller or any of its Affiliates other than the Assumed Liabilities (the “Excluded Liabilities”), including, but not limited to:
(i)	all Liabilities resulting from facts, events or circumstances arising or occurring on or prior to the close of business on the Closing Date except as otherwise expressly provided herein;

(ii)	all Liabilities resulting from the Seller’s or any of its Affiliates breaches of its representations, warranties and covenants under this Agreement, the Ancillary Agreements, the Loan Documents, the Transferred IP Agreements or the Transferred Lease Agreements or any other breaches by the Seller or any of its Affiliates with respect to the Loans or the Purchased Assets;

(iii)	any litigation to which the Seller or any of its Affiliates is a defendant or a third party defendant other than any litigation commenced against the Purchaser following the Closing Date based on, relating to or arising out of an action or event occurring after the Closing Date with respect to a Purchased Asset or the Purchaser’s use of a Purchased Asset;

(iv)	all Liabilities of the Seller or any of its Affiliates in respect of any Indebtedness of the Seller or any of its Affiliates to any of their respective Affiliates or any other third party, but excluding Liabilities of the Seller or any of its Affiliates in connection with the Purchased Assets expressly assumed by the Purchaser hereunder;

(v)	all Liabilities of the Seller or any of its Affiliates to their respective Affiliates or any other third party in connection with any other contract or arrangement not expressly assumed hereunder, including, without limitation, interest rate hedging transactions, but excluding Liabilities of the Seller or any of its Affiliates in connection with the Purchased Assets acquired or assumed by the Purchaser hereunder;

(vi)	all Liabilities of the Seller or any of its Affiliates arising out of or related to any violation by such party of any applicable Law or Governmental Order;

(vii)	Excluded Taxes;

(viii)	all Liabilities relating to any current or former employee of the Seller or any of its Affiliates (including, but not limited to, severance or retention payments, accrued vacation, pension plan or employee stock ownership plan Liabilities, or any other employee benefits or payments), or any Benefit Plan (including, but not limited to, any liability for the provision of notices or benefits pursuant to COBRA for any individual who is or becomes an M&A Qualified Beneficiary (as such term is defined in Treas. Reg. Section 54.4980B-9) as a result of the consummation of the transactions contemplated by this Agreement), except for liabilities of the Purchaser arising after the Closing Date with respect to the Transferred Employees;

(ix)	all Liabilities arising out of or relating to any repossession of any collateral with respect to the Loans that occurred prior to the Closing Date undertaken without the consent of the Purchaser.

(x)	all Liabilities resulting from, relating to or arising out of the Seller’s or any of its Affiliates’ failure to obtain the Required Consents; and

(xi)	all Liabilities arising out of or relating to the Excluded Assets.
     Section 2.04 Purchase Price. (a) The purchase price for the Loans (the “Loan Purchase Price”) shall be equal to (i) an amount equal to the aggregate outstanding principal balance of the Loans as of the Reference Date, plus (ii) the aggregate amount of principal advanced subsequent to the Reference Date through and including the Closing Date in respect of the Loans, minus (iii) the aggregate amount of principal paid to Fremont or an Affiliate thereof in respect of the Loans after the Reference Date through and including the Closing Date, minus (iv) $268,942,000.
     (b) The purchase price for the Purchased Non-Loan Assets (the “Non-Loan Purchase Price”) shall be an amount equal to $50 million.
     (c) On the Closing Date, (i) iStar shall transfer and convey to Fremont the A Participation Interest and (ii) iStar shall pay to Fremont by wire transfer in immediately available funds to an account designated in writing by Fremont prior to the Closing an amount equal to the Interim Amount minus the Initial A Participation Value.
     (d) The parties shall treat the transactions contemplated by this Agreement for federal and all other Tax purposes as a sale, on the Closing Date, by the Seller to the Purchaser of the Purchased Assets for an aggregate amount equal to the sum of the Loan Purchase Price and the Non-Loan Purchase Price (both subject to any adjustments pursuant to this Agreement), and shall take no position inconsistent therewith for any Tax purpose, including the filing of Tax Returns. The parties have agreed, in accordance with the requirements of Section 1060 of the Code, to an allocation of the amounts paid pursuant to the preceding sentence among the Purchased Assets as set forth on Exhibit 2.04(d).
     Section 2.05 Closing. (a) Subject to the terms and conditions of this Agreement, the sale and purchase of the Purchased Assets shall take place at a closing (the “Closing”) to be held at the offices of Katten Muchin Rosenman LLP, effective as of 11:59 P.M., on the last Business Day of the month during which the Closing Trigger Date occurs, or at such other place or at such other time as the Seller and the Purchaser may mutually agree upon in writing (the “Closing Date”).
     (b) The “Closing Trigger Date” shall be the date when each of the conditions set forth in Sections 6.01(b) and (e) and Sections 6.02(b), (d), (f) and (g) have been satisfied. Each party shall promptly notify the other upon becoming aware that any of such conditions have been satisfied. Upon the occurrence of the Closing Trigger Date, the parties will schedule the Closing Date for the last Business Day of the month during which the Closing Trigger Date occurs.
     (c) If at any time on or after the Closing Trigger Date there occurs a material and pervasive disruption in the debt financing markets in the United States, then the Purchaser shall be permitted to deliver to the Seller a written notice (a “Closing Delay Notice”) requesting that the Closing Date be postponed until a date not later than the last Business Day of the following month. The Closing Delay Notice shall contain the Purchaser’s waiver of all of the conditions set forth in Section 6.02 (other than Section 6.02(e)) and all of the Purchaser’s rights to terminate this Agreement pursuant to Section 8.01, other than such rights arising out of a willful violation of the Seller’s covenants hereunder occurring after the date of the Closing Delay Notice. It is understood and agreed that the Purchaser shall not be permitted to deliver a Closing Delay Notice if it has previously delivered a Purchaser Proration Notice.
     Section 2.06 Closing Deliveries by the Seller. Subject to Section 5.04(b), at the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

     (a) a duly executed deed in recordable form and otherwise in the form customarily used in the applicable jurisdiction, together with completed transfer tax declarations or exemptions, assignments of title policies, leases and contracts and bills of sale necessary to convey to the Purchaser’s designated Affiliate title to any REO Property;
     (b) the Bill of Sale and such other instruments, in form and substance reasonably satisfactory to the Purchaser and the Seller, as may be reasonably requested by the Purchaser to transfer the Purchased Assets to the Purchaser or evidence such transfer on the public records;
     (c) executed counterparts of each other Ancillary Agreement to which the Seller is a party;
     (d) a certificate of a duly authorized officer of the Seller certifying as to the matters set forth in Section 6.02(a);
     (e) a certificate, duly executed by the Secretary of the Seller, certifying on behalf of the Seller (i) as to the effectiveness of the Seller’s Articles of Incorporation and Bylaws; and (ii) as to the valid adoption of resolutions of the Board of Directors of the Seller evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby;
     (f) executed assignments and other transfer documents in recordable form necessary to transfer all Loan Documents and Transferred Rights to the Purchaser or as directed by the Purchaser together with UCC-3 financing statements;
     (g) originals of the Loan Documents for each Loan and Special Loan, including, but not limited to, the following:
(i)	with respect to every Loan and Special Loan for which a note was to be issued pursuant to the Loan Documents, the original note bearing all intervening endorsements, endorsed by an allonge attached thereto or endorsed in favor of the Purchaser or the Purchaser’s designee or, if the original note is not included therein, then a lost note affidavit and indemnity with a copy of the note attached thereto;

(ii)	the original mortgage or analogous document, with evidence of recording thereon, and, if the mortgage was executed pursuant to a power of attorney, a true copy of the power of attorney, with evidence of recording thereon (if recording is customary in the jurisdiction in which such power of attorney was executed), assignments, or in the case of an original mortgage that has been lost after recordation, a certification by the appropriate county recording office where such mortgage is recorded that such copy is a true and complete copy of the original recorded mortgage;

(iii)	the originals of all agreements modifying a money term or other material modification, consolidation and extension agreements, if any, with, if applicable, evidence of recording thereon, or if such original modification, consolidation and extension agreements have been delivered to the appropriate recording office for recordation and either have not yet been returned with evidence of recordation thereon or have been lost after recordation, true copies of such modifications, consolidations and extensions certified by the Seller;
(iv)	originals of all intervening assignments of mortgage, if any, with evidence of recording thereon or, if such original assignments of mortgage have been delivered to the appropriate recorder’s office for recordation or have been lost, certified true copies of such assignments of mortgage certified by the Seller;

(v)	the original or a copy of each guaranty, if any, constituting additional security for the repayment of such loan;

(vi)	the original title insurance policy, or in the event such original title insurance policy has not been issued, a binder, actual “marked-up” title commitment, pro forma policy, or an agreement to provide any of the foregoing pursuant to binding escrow instructions executed by the title company or its authorized agent, with the original title insurance policy to follow;

(vii)	(A) copies of UCC financing statements (together with all assignments thereof) filed in connection with a Loan or Special Loan and (B) UCC-2 or UCC-3 financing statements assigning such UCC financing statements to the Purchaser or its designee executed and delivered in connection with the Loan or Special Loan;

(viii)	to the extent in the Seller’s or any of its Affiliate’s possession or control or reasonably obtainable by the Seller or its Affiliates, copies of the related ground lease(s), if any, related to any Loan or Special Loan where the borrower is the lessee under such ground lease and there is a lien in favor of the mortgagee in such lease;

(ix)	copies of any Loan Agreements, lock-box agreements (together with such executed assignments, directions and other documents as may be required to transfer any lock-box or collateral account arrangement to the Purchaser or its designee) and intercreditor agreements, if any, related to any Loan or Special Loan;

(x)	the original of each letter of credit, if any, constituting additional collateral for each Loan and Special Loan (other than letters of credit representing tenant security deposits which have been collaterally assigned to the lender), which shall be assigned and delivered to the Purchaser or its designee;

(xi)	the original or a copy of the environmental indemnity agreement, if any, related to any Loan or Special Loan;

(xii)	to the extent in the Seller’s or any of its Affiliate’s possession or control or reasonably obtainable by the Seller or its Affiliates, copies of third party management agreements, if any, for all hotels and for such other real properties securing Loans;
(xiii)	to the extent in the Seller’s or any of its Affiliate’s possession or control or reasonably obtainable by the Seller or its Affiliates, the original of any environmental insurance policy or if the original is held by the related borrower, a copy thereof;

(xiv)	a copy of any affidavit and indemnification agreement in favor of the lender;

(xv)	to the extent in Seller’s possession or control or reasonably obtainable by the Seller or its Affiliates, with respect to hospitality properties, a copy of any franchise agreement, franchise comfort letter and applicable assignment or transfer documents;

(xvi)	copies of any interest rate cap agreements (or other interest rate protection agreements) and the related confirmations; and

(xvii)	any participation or co-lending agreement.
     (h) true and complete copies of the Transferred IP Agreements and the Transferred Lease Agreements, and an executed assignment and assumption agreement with respect to the foregoing;
     (i) written evidence of each Required Consent;
     (j) Domain Name Agreement and Assignment with respect to CRELearn.com, substantially in the form attached hereto as Exhibit 2.06(j) (the “Domain Name Agreement”);
     (k) to the extent in Seller’s or any of its Affiliate’s possession or control or reasonably obtainable by the Seller or its Affiliates, true and complete copies of all leases, contracts and agreements relating to any REO Property;
     (l) such documents as may be required to transfer to the Purchaser or its designee, as directed by the Purchaser, all accounts maintained by or for the Seller or its Affiliates in connection with the Purchased Assets;
     (m) all insurance policy certificates and evidence of insurance pertaining to the Purchased Assets; and
     (n) written notices, as requested by the Purchaser, to obligors, tenants and other Persons as reasonably determined by the Purchaser, notifying such Persons of the sale and transfer of the Purchased Assets;
     (o) with respect to the Intellectual Property listed in Sections 3.10(b)(i) and 3.10(b)(iii) of the Disclosure Schedule, the Seller shall have delivered to the Purchaser a full and complete copy of such Intellectual Property; and

     (p) such other documents as the Purchaser or its counsel may reasonably request to transfer to the Purchaser or its designee good title the Purchased Assets, subject to Permitted Encumbrances.
     Section 2.07 Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to the Seller:
     (a) the Interim Amount, by delivery to the Seller of (i) the A Participation Interest and (ii) cash in an amount equal to the difference between (A) the Interim Amount and (B) the Initial A Participation Value;
     (b) an executed counterpart of the Bill of Sale;
     (c) executed counterparts of each other Ancillary Agreement to which the Purchaser is a party;
     (d) assumption by the Purchaser, in form and substance satisfactory to the Seller, of the agreements, assets and obligations to be transferred to the Purchaser pursuant to clauses (f), (h) and (k) of Section 2.06; and
     (e) a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 6.01(a).
     Section 2.08 Net Earnings; Prorations.
     (a) The Purchaser shall be entitled to a reduction in the cash portion of the Loan Purchase Price (the “Cash Loan Purchase Price”) equal to 50% of the Net Earnings for the period commencing July 1, 2007 through and including the Closing Date; provided, however, that if the Closing shall not have occurred on the last day of the month during which the Seller receives a Purchaser Proration Notice solely as a result of the failure of any of the conditions set forth in Sections 6.02(a), 6.02(b), 6.02(c), 6.02(d) or 6.01(e) to be satisfied, the Purchaser shall be entitled to a reduction in the Cash Loan Purchase Price equal to 100% of the Net Earnings for the period commencing on the first day after the Purchaser Proration Date through and including the Closing Date if the Purchaser Proration Date occurs prior to July 1, 2007. It is understood and agreed that a Purchaser Proration Notice shall not be given prior to June 1, 2007. Upon its receipt of a Purchaser Proration Notice, the Seller may elect to hold the Closing on a day that is earlier than the last Business Day of the month in which the Purchaser Proration Notice is received by written notice to the Purchaser (a “Closing Acceleration Notice”) no later than the second Business Day following the later of (i) the Seller’s receipt of a Purchaser Proration Notice and (ii) the Accelerated Closing Trigger Date. In the event that the Seller timely delivers the Closing Acceleration Notice, the Closing Date shall be 5 Business Days following the Purchaser’s receipt of such notice. Notwithstanding the above, in the event that the Purchaser delivers a Closing Delay Notice, the Purchaser shall not be entitled to a reduction in the Cash Loan Purchase Price for any portion of the Net Earnings from and after the originally scheduled Closing Date through and including the actual Closing Date.

     (b) All customary and usual prorations with respect to the REO Property and other Purchased Non-Loan Assets and all prorations of amounts with respect to the Loans other than as set forth above shall be made as of the Closing Date.
     (c) As to the Special Loans and any other loans committed to after the date hereof pursuant to Section 5.01 hereof, subject to compliance by the Purchaser with Section 2.10, all fees and payments of interest and other amounts shall be for the credit of the Purchaser and the Purchaser shall be responsible for all principal or other amounts funded by the Seller thereunder; provided, however, that with respect to any Closed Special Loan, any such payments of interest shall be prorated between the Seller and the Purchaser with respect to the periods from and after the time such Closed Special Loan is participated to iStar pursuant to Section 2.10(a).
     (d) Notwithstanding anything to the contrary herein, all fees paid by a borrower to the Seller pursuant to an Extension Amendment or an Upsize Amendment, including, without limitation, the Extension Amendments and Upsize Amendments set forth in Section 3.04(b) of the Disclosure Schedule, shall be for the benefit of the Purchaser and such amounts shall be paid to the Purchaser on the Closing Date.
     (e) From and after the Closing, the Purchaser and the Seller and their respective accountants shall work together to effectuate such adjustments and payments as are necessary to give effect to this Section 2.08.
     (f) In the event that the Closing Date does not occur on the last Business Day of the month for any reason in accordance with the terms hereof, then all amounts calculated on a monthly basis shall be prorated for such month in a manner consistent with the terms of this Agreement.
     Section 2.09 Schedules; Adjustments
     (a) The Seller shall cause to be prepared a schedule setting forth (i) the Interim Loan Price, (ii) the Non-Loan Purchase Price, and (iii) the Interim Interest Adjustment. The Seller shall provide a copy of such schedule to the Purchaser no later than three Business Days prior to the Closing Date and, with the written consent of the Purchaser, such schedule shall serve as the basis for the calculation of the Interim Amount.
     (b) As promptly as practicable but no later than five Business Days after the Closing Date, the Seller shall cause to be prepared a schedule (the “Initial Adjustment Schedule”) setting forth the Loan Purchase Price and the Interest Adjustment. The Purchaser shall cooperate with the Seller in connection with the preparation of such schedule, and shall give the Seller reasonable access to the books and records of the Business to the extent reasonably necessary to facilitate such preparation, and provide the Seller such other information as it may reasonably request in connection with such preparation. Upon the availability of the Initial Adjustment Schedule, the Seller shall deliver same to the Purchaser, together with a duly completed and executed certificate of a senior officer of the Seller to the effect that, to the best knowledge of such officer, such schedule has been prepared in accordance with the requirements of this Agreement. With the written consent of the Purchaser, such schedule shall serve as the basis for the calculation of the amounts to be paid under Section 2.09(c) below. The Purchaser shall have the right to review the Seller’s books and records following the Closing Date for the purpose of confirming the accuracy of the Initial Adjustment Schedule and the Seller shall make such books and records (and knowledgeable personnel) available to the Purchaser in connection with such review during the Seller’s regular business hours.
     (c) If the Interest Adjustment exceeds the Interim Interest Adjustment, then the Purchaser shall promptly pay to the Seller the amount of such excess. If the Loan Purchase Price exceeds the Interim Loan Price, (i) the Purchaser shall promptly pay to the Seller 30% of the amount of such excess and (ii) (A) the amount that the A Participation Interest shall be entitled to receive (before interest) shall be increased retroactively to the Closing Date by an amount equal to 70% of such excess, and (B) interest shall accrue on such increased portion from and after the Closing Date in accordance with the Participation Agreement. If the Interim Interest Adjustment exceeds the Interest Adjustment, the Seller shall promptly pay to the Purchaser the amount of such excess. If the Interim Loan Price exceeds the Loan Purchase Price, (i) the Seller shall promptly pay to the Purchaser 30% of the amount of such excess, (ii) the amount that the A Participation Interest shall be entitled to receive (before interest) shall be reduced by an amount equal to 70% of such excess (the “Reduced Participation Amount”), (iii) any interest accrued on such Reduced Participation Amount shall be eliminated and (iv) if any interest was previously paid to and received by Fremont in respect of the portion of the A Participation Interest attributable to such Reduced Participation Amount, such interest shall promptly be paid to the Purchaser. Any amounts required to be paid under this Section 2.09(c) shall be paid within two Business Days after the Initial Adjustment Schedule shall be determined, by wire transfer of immediately available funds to an account designated in writing by the Seller or the Purchaser, as applicable, together with interest from the Closing Date to the date of payment at the Federal Funds Rate in effect from time to time during such period.
     (d) In the event that the Purchaser is entitled to a reduction in the Cash Loan Purchase Price as contemplated by Section 2.08(a), then, as promptly as practicable but no later than 15 Business Days after the Closing Date, the Seller shall cause to be prepared a schedule (the “Net Earnings Schedule”) setting forth in reasonable detail the Seller’s calculation of Net Earnings and the components thereof as reflected in the definition of such term. The Purchaser shall cooperate with the Seller in the preparation of such schedule in the manner provided in Section 2.09(b). Upon the availability of the Net Earnings Schedule, the Seller shall deliver the same to the Purchaser, together with a duly completed and executed certificate of a senior officer of the Seller to the effect that, to the best knowledge of such officer, such schedule has been prepared in accordance with the requirements of this Agreement. With the written consent of the Purchaser, such schedule shall serve as the basis for the calculation of Net Earnings. Within two Business Days after the delivery of the Net Earnings Schedule to the Purchaser, the Seller shall pay to the Purchaser by wire transfer of immediately available funds to an account designated in writing by the Purchaser the amount by which the Cash Loan Purchase Price shall be reduced as contemplated hereby, together with interest from the Closing Date to the date of payment at the Federal Funds Rate in effect from time to time during such period. The Purchaser shall have the right to review the Seller’s books and records following the Closing Date for the purpose of determining whether it is entitled to any Net Earnings pursuant to this Agreement as well as the accuracy of any determination of the Seller of Net Earnings and the Seller shall make such books and records (and knowledgeable personnel) available to the Purchaser in connection with such review during the Seller’s regular business hours.
     (e) As promptly as practicable but no later than five Business Days after the Closing Date, the Seller shall cause to be prepared a schedule setting forth all fees paid by a borrower to the Seller pursuant to an Extension Amendment or an Upsize Amendment. Upon the availability of such schedule, the Seller shall deliver the same to the Purchaser, together with a duly completed and executed certificate of a senior officer of the Seller to the effect that, to the best knowledge of such officer, such schedule has been prepared in accordance with the requirements of this Agreement. With the written consent of the Purchaser, such schedule shall serve as the basis for the calculation of any amounts owed to the Purchaser pursuant to Section 2.08(d). Within two Business Days after the delivery of such schedule to the Purchaser, the Seller shall pay to the Purchaser by wire transfer of immediately available funds to an account designated in writing by the Purchaser any amounts owed to the Purchaser pursuant to Section 2.08(d) that were not paid on the Closing Date as contemplated by Section 2.08(d), together with interest from the Closing Date to the date of payment at the Federal Funds Rate in effect from time to time during such period. The Purchaser shall have the right to review the Seller’s books and records following the Closing Date for the purpose of determining and confirming the amounts owed to it pursuant to Section 2.08(d) and the Seller shall make such books and records (and knowledgeable personnel) available to the Purchaser in connection with such review during the Seller’s regular business hours.
     Section 2.10 Special Loans. (a) As soon as practicable following the execution of this Agreement, as to any Closed Special Loan originated prior to such date, Fremont shall enter into a participation agreement granting the Purchaser 100% of all of the economic rights (including, without limitation, commitment fees) of Fremont in such Closed Special Loan and requiring the Purchaser to assume all of the obligations of Fremont pursuant to such Closed Special Loan, including, without limitation, the obligation to fund any advances required to be made by Fremont pursuant to such Closed Special Loan. Within 5 Business Days of the earlier of (i) the Closing Date and (ii) the date on which all required consents and approvals from the borrower or any other party thereto have been obtained, in exchange for any such participations, Fremont shall convey to the Purchaser any Closed Special Loans, including, without limitation, all rights and obligations thereunder. The definitive terms and conditions with respect to the foregoing transactions shall be set forth in definitive transaction documents to be entered into after the date hereof.
     (b) As soon as practicable following the execution of this Agreement, the Purchaser and the Seller shall send a joint written notice to each borrower under the Class 1 Loans and the Class 2 Loans listed on Schedule 2.10(b) informing them that all interests of Fremont with respect thereto have been assigned to iStar and containing such other matters as are agreed upon. Such notices shall require that the borrower confirm in writing the receipt and acceptance of the terms thereof and indicate that for all purposes iStar is the prospective lender thereunder. From and after the date of this Agreement, the Class 1 Loans and the Class 2 Loans shall be subject to the terms of Section 5.01 hereof and if closed with iStar’s approval and direction, shall be closed in iStar’s name.

     Section 2.11 Sublease Agreements. The Purchaser and the Seller will proceed with reasonable diligence to finalize the Sublease Agreements after the execution and delivery of this Agreement, including the determination of the location, size and configuration of the applicable subleased premises and also the plans and specifications for the physical separation of the applicable subleased premises from the remainder of the premises demised under the applicable Excluded Lease (such separation, “Landlord’s Work”). The term of the Sublease Agreements will commence on the Closing Date and shall end on the scheduled termination date of the Excluded Lease with respect to the Brea Sublease and on the 18th monthly anniversary of the Closing Date with respect to the Santa Monica Sublease; provided that, the Santa Monica sublease term may, at the election of the subtenant, be terminated sooner than such date upon not less than 30 days prior notice. The base rent payable under the applicable Sublease Agreement will be the pro rata share of the base, minimum or fixed rent and “pass-through” rent on account of taxes and operating expenses and any other additional rent payable under the applicable Excluded Lease. The Seller shall use commercially reasonable efforts to complete Landlord’s Work not later than the Closing Date, including by preparing (or causing to be prepared) plans and specifications for Landlord’s Work reasonably satisfactory to the Seller and the Purchaser. The Purchaser and the Seller acknowledge and agree that the effectiveness of the Sublease Agreements is expressly conditioned upon receiving the prior written consent thereto of the applicable landlord as and to the extent required under the applicable Excluded Lease and that the Seller shall use reasonable best efforts to obtain such prior written consent.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES
OF FREMONT
          As an inducement to the Purchaser to enter into this Agreement, Fremont hereby represents and warrants to the Purchaser as follows:
     Section 3.01 Organization, Authority and Qualification of the Seller. The Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction where the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified and in good standing would not have a Material Adverse Effect. The execution and delivery of this Agreement and the Ancillary Agreements by the Seller, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Seller. This Agreement has been, and upon their execution the Ancillary Agreements shall have been, duly executed and delivered by the Seller.
     Section 3.02 No Conflict. The execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller does not and will not (a) violate, conflict with or result in the breach of any provision of the Articles of Incorporation or By-Laws of the Seller, (b) assuming the making or obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 3.03 or the Consent Schedule, except as may result from any facts or circumstances relating solely to the Purchaser, materially conflict with or violate any Law or Governmental Order applicable to the Seller, the Business and the Purchased Assets, or (c) assuming the making or obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 3.03 or the Consent Schedule (as defined in Section 3.03), except as may result from any facts or circumstances relating solely to the Purchaser, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Purchased Assets pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Seller is a party, except for any such conflicts, breaches, defaults, consent requirements, rights or Encumbrances that would not have a Material Adverse Effect.
     Section 3.03 Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Seller does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority or other third party, except (a) with respect to any Governmental Authority, as described in Section 3.03(i) of the Disclosure Schedule, (b) with respect to any third party other than a Governmental Authority, as described in Section 3.03(ii) of the Disclosure Schedule, which schedule shall be prepared to the knowledge of the Seller and shall be delivered to the Purchaser within 14 calendar days of the date of this Agreement (the “Consent Schedule”) and (c) for such consents, approvals, authorizations or other orders, actions, filings and notifications which would not be reasonably expected to (i) impair in any material respect the ability of the Seller to perform its obligations hereunder or in the Ancillary Agreements, (ii) prevent any of the transactions contemplated by this Agreement or the Ancillary Agreements, or (iii) impair in any material respect the ability of the Purchaser to perform, following the Closing Date, its obligations under the Loan Documents, enforce, administer and service the Loans, or perform its obligations under this Agreement and the Ancillary Agreements.
     Section 3.04 Conduct in the Ordinary Course; Absence of Certain Changes and Events. Since March 31, 2007, the Purchased Assets have been serviced, administered and operated in the ordinary course and consistent with past practice. As amplification and not limitation of the foregoing, since March 31, 2007, the Seller has not:
     (a) permitted or allowed any of the Purchased Assets to be subjected to any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released at or prior to the Closing;
     (b) except as set forth in Section 3.04(b) of the Disclosure Schedule, materially amended, modified or consented to the termination of any Loan Agreement, Transferred IP Agreement or Transferred Lease Agreement or the Seller’s rights thereunder;

     (c) (i) abandoned, sold, assigned, or granted any security interest in or to any of the Owned Intellectual Property, Licensed Intellectual Property, IT Systems or Transferred IP Agreements, including failing (A) to perform or cause to be performed in all material respects all applicable filings, recordings and other acts or (B) to pay or cause to be paid all required fees and taxes to maintain and protect its interest in such Intellectual Property or IT Systems, (ii) granted to any third party any license with respect to any Owned Intellectual Property, Licensed Intellectual Property or IT System, (iii) developed, created or invented any Intellectual Property or IT System jointly with any third party other than in the ordinary course and consistent with past practice, or (iv) disclosed, or allowed to be disclosed, any confidential Intellectual Property or any confidential information relating to any of the IT Systems, unless the recipient of such Intellectual Property or such information is subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof; or
     (d) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.04 or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in this Section 3.04, except as expressly contemplated by this Agreement and the Ancillary Agreements.
     Section 3.05 Litigation. Except as disclosed in Section 3.05(i) of the Disclosure Schedule, there are no Actions by or against the Seller or any of its Affiliates and relating to the Business or affecting any of the Purchased Assets pending before any Governmental Authority (or, to the knowledge of the Seller, threatened to be brought by or before any Governmental Authority) as to which there is a reasonable probability of an adverse determination, and which, if adversely determined, would have a Material Adverse Effect. Except as disclosed in Section 3.05(ii) of the Disclosure Schedule, neither the Seller nor any of the Purchased Assets is subject to any Governmental Order (nor, to the knowledge of Fremont, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) which would reasonably be expected to affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby in any material respect.
     Section 3.06 Compliance with Laws. Except as set forth in Section 3.06 of the Disclosure Schedule, Seller has conducted and continues to manage, operate, administer and service the Purchased Assets in all material respects in accordance with all Laws and Governmental Orders applicable to Purchased Assets, and the Seller is not in violation in any material respect of any such Law or Governmental Order.
     Section 3.07 Purchased Assets. (a) Seller owns, leases or has the legal right to use all the Purchased Assets and, with respect to contract rights, to the Seller’s knowledge, the Seller is a party to and/or enjoys the right to the benefits of all contracts, agreements and other arrangements relating to the Purchased Assets. The Seller has good title to, or, in the case of leased Purchased Assets, valid and subsisting leasehold interests in, all of the Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances.
     (b) Assuming the receipt of all of the consents listed on the Consent Schedule, following the consummation of the transactions contemplated by this Agreement and the execution of the instruments of transfer contemplated by this Agreement, iStar or its designated

Affiliate will own, with good title, or lease under valid and subsisting leases, or otherwise acquire the interests of the Seller in the Purchased Assets, respectively, free and clear of any Encumbrances, except for Permitted Encumbrances.
     (c) As of April 30, 2007, (i) except as provided in the Loan Documents, Fremont has not waived in writing any material defaults or any material terms of the Loan Documents, (ii) to Fremont’s knowledge, no material default by any borrower which is reasonably likely to become an Event of Default (as defined in the applicable Loan Document) exists under the Loan Documents (other than with respect to entitlement receipt dates, out of balance issues on construction costs and interest reserves and presale requirements not timely met), (iii) except as contemplated by the terms of the Loan Documents (including, without limitation, with respect to any “holdback” under the Loan Documents), Fremont has not advanced any material sums to cure any defaults of a borrower, and (iv) to the knowledge of Fremont, except as set forth in Section 3.07(c) of the Disclosure Schedule, there are no currently outstanding default notices or notices with respect to loan balancing sent by Fremont with respect to any Loan or the Loan Documents. The Seller agrees to use all reasonable efforts to apprise the Purchaser of any changes with respect to the matters set forth in this Section 3.07(c).
     Section 3.08 Purchased Loans; Special Loans.
     (a) Section 2.01(i) of the Disclosure Schedule accurately sets forth the following information as of the Reference Date and as of April 30, 2007 concerning the Loans: (i) the gross amount of the commitment with respect to the Loan, whether funded or not, (ii) the outstanding principal balance of the Loan, (iii) the remaining unfunded commitment of the Loan, (iv) if applicable, the outstanding principal amount of any participation rights granted to any third party in such Loan, (v) the outstanding principal amount owed to the Seller or any of its Affiliates under such Loan, (vi) a list of the Loans that are currently in foreclosure or where the borrower thereunder is, to the knowledge of the Seller, the subject of bankruptcy or foreclosure proceedings, (vii) all deposits held by Fremont under any of the Loans, and (viii) all obligations of Fremont to refund deposits or other sums.
     (b) The Seller and its Affiliates have materially complied with, and have materially performed, all obligations required to be complied with or performed by them under the Loan Documents and the Seller and its Affiliates have not breached any of their representations or warranties under any of the Loan Documents in any material respect. To the Seller’s knowledge, except as set forth in Section 3.08(b) of the Disclosure Schedule, no Loan is subject to any borrower’s, guarantor’s, indemnitor’s or other obligor’s or participant’s or co-lender’s right of set-off, equitable subordination or other defense to payment.
     (c) Neither the Seller nor its Affiliates nor, to the Seller’s knowledge, the Seller’s predecessors in interest, has effected or received the benefit of any setoff against any borrower or any obligor on account of any of the Loans.
     (d) The Seller has provided to the Purchaser or its representatives access to true, correct and complete copies of each Loan Document in the Seller’s possession or control. The Seller is in possession of the original promissory note for each Loan except where it is a participant only and with respect to participated Loans, the Seller has possession of the original participation certificate. No Encumbrances on the collateral have been released by the Seller or any of its Affiliates, except for such Encumbrances relating to collateral (i) sold in the ordinary course of the related borrower’s or obligor’s business, (ii) sold in accordance with the terms of the related Collateral Documents that has resulted in a payment of principal on the related Loan, or (iii) otherwise sold or transferred to the extent expressly permitted under the related Loan Documents. Except as otherwise disclosed in the Schedules hereto and except for immaterial changes in the normal course of the administration of a Loan, no Collateral Document relating to a Loan has been terminated or canceled.
     (e) To the Seller’s knowledge, all material waivers, modifications and consents with respect to the Loans are in writing.
     (f) As of April 30, 2007, neither the Seller nor any of its Affiliates has received any written notice (and does not otherwise have any actual notice) that (i) any payment or other transfer made to or for the account of the Seller or such Affiliate from or on account of any borrower or any obligor with respect to any Loan is or may be void or voidable as an actual or constructive fraudulent transfer or as a preferential transfer or (ii) the Loans or any portion of them are void, voidable, unenforceable or subject to any Impairment. The Seller agrees to use all reasonable efforts to apprise the Purchaser of any changes with respect to the matters set forth in this Section 3.08(f).
     (g) To the Seller’s knowledge, each Loan (i) is denominated and payable only in United States dollars, (ii) is not unsecured and is not secured solely by equity in the related borrower or obligor, if any, or any other Person, (iii) has not been rescinded in writing, (iv) is not subordinated in writing to any other obligation of the related borrower or obligor, and (v) does not provide for interest payable as a percent of profits or, as to condominium loans, as a percent of proceeds from the sale of condominiums.
     (h) To the knowledge of the Seller, each Loan is the legal, valid and binding payment obligation of the related borrower and other obligors with respect to such Loan, if any, enforceable against the related borrower and such obligors in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally, and except as such enforceability may be limited by general principles of equity (whether considered in a suit at law or in equity).
     (i) To the knowledge of the Seller, except as previously disclosed in third-party environmental site assessments made available to the Purchaser by the Seller, (i) no collateral relating to any Loan and no REO Property is subject to any environmental hazard (including, without limitation, any situation involving Hazardous Materials) which under applicable Laws would have to be eliminated before the sale of, or which could otherwise materially affect the value or marketability of, such collateral, (ii) there exist no circumstances or conditions respecting any collateral relating to any Loan or to any REO Property that would reasonably be expected to (x) constitute or result in a material violation of an Environmental Law, (y) impose any material constraint on the business or operations of the related borrower or obligor or such collateral or result in any material change in the operation or use of such collateral or (z) require Remedial Action under any applicable Environmental Laws, (iii) as of April 30, 2007 the Seller has not given to or received from any Governmental Authority written notice of any release or presence of Hazardous Materials with respect to any collateral relating to any Loan or to any REO Property, or become aware of any such conditions, and (iv) the Seller has not taken any action in relation to any Loan, the related borrower or obligor or the related collateral that would reasonably be expected to subject it or the Purchaser to material liability under any Environmental Laws. Neither the Seller nor any of its Affiliates has received any written notice or other written communication by or on behalf of any agent on any Loan relating to the subject matter set forth in clauses (i) through (iv) above (or in respect of any Loan for which the Seller or any of its Affiliates is the Agent, that Fremont is aware of). In addition, the Seller has delivered or caused to be delivered or made available to the Purchaser or its representatives copies of any environmental assessment or report on any collateral relating to the Loans and REO Property that the Seller or any of its Affiliates has in its possession or received from the related agent (or in respect of any Loan for which any of the Seller or any of its Affiliates is agent, that Fremont is aware of).
     (j) The Seller has delivered to the Purchaser true and complete copies of all non-binding commitment letters relating to the Class 1 Loans and all letters of interest relating to the Class 2 Loans and, to the extent applicable, has made available to the Purchaser all Loan Documents relating thereto (including all amendments to any of the foregoing). The Seller has not issued any commitment letters with respect to the Class 2 Loans or indicated in writing that any will be coming.
     Section 3.09 Bulk Sales Laws. The Seller is not required to comply with “bulk sales laws” or regulations relating to transfers governed by Article 6 of the UCC of any state or any other applicable laws or regulations relating to bulk transfers in connection with the consummation of any of the transactions contemplated hereby.
     Section 3.10 Intellectual Property and IT Systems.
     (a) The Seller or its Affiliates own or have a valid and legally enforceable right to use all Intellectual Property used in the conduct of the Business as currently conducted and as conducted during the past six months (the “Business Intellectual Property”). The Seller and its Affiliates do not license, sell or distribute any Business Intellectual Property to third parties. Sections 3.10(b)(i)-(iv) of the Disclosure Schedule contains information as described below with respect to the following Intellectual Property: registered and material unregistered trademarks; registered or pending applications for patents; registered or pending applications for copyrights; registered domain names and material IT Systems.
     (b) Section 3.10(b)(i) of the Disclosure Schedule sets forth a true and correct list of Owned Intellectual Property which is used exclusively in the Business as currently conducted and as conducted during the past six months. Section 3.10(b)(ii) of the Disclosure Schedule sets forth a true and correct list of material Owned Intellectual Property which is used non-exclusively in the Business as currently conducted and as conducted during the past six months. Section 3.10(b)(iii) of the Disclosure Schedule sets forth a true and correct list of all Licensed Intellectual Property which is exclusively used in the Business as currently conducted and as conducted during the past six months. Section 3.10(b)(iv) of the Disclosure Schedule sets forth a true and correct list of all Licensed Intellectual Property which is used non-exclusively in the Business as currently conducted and as conducted during the past six months. Each of said sections of the Disclosure Schedule also sets forth (A) the specific entity (the Seller or one of its Affiliates) which owns or is the stated licensee (or rights holder) of the Business Intellectual Property, and (B) the jurisdictions in which each such item of Owned Intellectual Property has been issued or registered or in which an application for such issuance and registration has been filed (including the respective registration or application numbers). No Owned Intellectual Property that is or has been the subject of an application or registration has had such application or registration canceled, abandoned, adjudicated invalid, or otherwise terminated; and all renewal and maintenance fees in respect of the applicable Owned Intellectual Property have been duly paid. The Seller and its Affiliates have taken all reasonable measures, as appropriate, to maintain and protect the confidential and proprietary nature of the Owned Intellectual Property.
     (c) Fremont is the sole and exclusive owner of the entire right, title and interest in and to the Owned Intellectual Property (free and clear of any Encumbrances (other than Permitted Encumbrances) or obligations to pay any compensation to any third party in respect thereof or in connection with the use thereof). All Owned Intellectual Property has been developed or created by (i) employees of the Seller or its Affiliates who developed or created such Owned Intellectual Property acting within the scope of their employment, and who have, to the extent necessary, assigned all of their rights thereto to the Seller or (ii) independent contractors who have assigned all of their rights thereto to the Seller. No government funding or university or college facilities were used in the development of any Owned Intellectual Property.
     (d) Subject to the last sentence of this Section 3.10(d), Section 3.10(d) of the Disclosure Schedule, which shall be delivered to the Purchaser within 7 calendar days of the date of this Agreement, shall set forth Intellectual Property Contracts for Business Intellectual Property to which the Seller or any of its Affiliates is a party (“Business Intellectual Property Contracts”), and includes the identity of all parties thereto and a description of the nature and subject matter thereof. The Seller has made available to the Purchaser complete and correct copies of all Transferred IP Agreements. Section 3.10(d) of the Disclosure Schedule does not need to include any licenses for commercially available, “off-the-shelf” IT Systems licensed pursuant to shrink-wrap or click wrap license that are not material to the Purchased Assets. None of the Seller or its Affiliates is in material default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any of the Transferred IP Agreements, and, to the knowledge of the Seller, no other party is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any of the Transferred IP Agreements. The Business does not use any Business Intellectual Property not owned by the Seller or its Affiliates, except pursuant to Business Intellectual Property Contracts listed under Sections 3.10(b)(iii) or (iv) of the Disclosure Schedule.
     (e) To the knowledge of Fremont, the conduct of the Business does not infringe, misappropriate or violate, and has not infringed, misappropriated or violated, the Intellectual Property of any third party, and no Action alleging any of the foregoing is pending, and no Claim has been threatened or asserted against the Seller or any of its Affiliates alleging any of the foregoing. To the knowledge of Fremont, no Person is engaging in any activity that infringes the Owned Intellectual Property.

     (f) No Owned Intellectual Property is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Owned Intellectual Property or that would impair the validity or enforceability of such Owned Intellectual Property.
     (g) Each item of Business Intellectual Property (including the IT Systems) will, immediately subsequent to the Closing hereunder, be owned or otherwise available for use by iStar (i) on such terms and in such a manner as are identical in all material respects to those pursuant to which the Seller and its Affiliates immediately prior to the Closing, own or have the right to use such item, or (ii) pursuant to the Transition Services Agreement. The IT Systems constitute all of the IT systems material to the current servicing and maintenance of the Loans.
     (h) The Seller and its Affiliates have taken all reasonable steps in accordance with industry standards to secure the material IT Systems from unauthorized access or use by any Person and to enable the continued and uninterrupted operation of the material IT Systems. The Business has not suffered any failures, errors or breakdowns in the IT Systems used in the servicing and maintenance of the Loans within the past 12 months which have caused any substantial disruption or interruption in the Business.
     Section 3.11 Real Property. (a) Except as would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, Seller and its Affiliates have complied with and performed all obligations required to be complied with or performed by them under the Transferred Lease Agreements. Neither the Seller nor any of its Affiliates has received notice from any other party to any Transferred Lease Agreement, or otherwise has knowledge of, such party’s intention to terminate such Transferred Lease Agreement.
     (b) The rent set forth in, or calculated pursuant to, each Transferred Lease Agreement and Excluded Lease is the actual rent being paid under such Transferred Lease Agreement and Excluded Lease, and there are no separate agreements or understandings with respect to the same.
     (c) To the Seller’s knowledge, no REO Property is subject to any mortgage or any lien or Encumbrance that would materially adversely affect the use thereof, other than mortgages or analogous documents securing a Loan for the benefit of the Seller and which are assigned to the Purchaser.
     Section 3.12 Labor and Employee Benefit Matters.
     (a) Section 3.12(a) of the Disclosure Schedule lists all Benefit Plans. No Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No Benefit Plan is a “multi-employer plan” (as such term is defined in Section 3(37) or 4001 of ERISA).
     (b) With respect to each Benefit Plan, the Seller has made available to the Purchaser true, complete and correct copies of (to the extent applicable): (i) all documents pursuant to which the Benefit Plan is maintained, funded and administered (including the plan and trust documents, any amendments thereto, the summary plan descriptions, and any insurance contracts or service provider agreements); (ii) the three most recent annual reports (IRS Form 5500 series)

filed with the IRS (with applicable attachments); and (iii) the most recent determination letter, if any, received from the IRS.
     (c) Section 3.12(c) of the Disclosure Schedule lists each Business Employee by identification number, including his or her work location, job title, current base rate of wages or salary, and whether he or she is eligible for any incentive compensation or bonus.
     (d) During the two-year period ending on the Closing Date, with respect to any operation of the Seller that employs any of the Business Employees: (i) there has not been (and to the Seller’s knowledge there is not now threatened) any strike, lockout, picketing, primary or secondary boycott, handbilling, concerted work stoppage or slowdown, or similar, material labor dispute; (ii) no employees of the Seller have been represented by any labor organization with respect to their employment by the Seller; (iii) the Seller has not been a party to or negotiated any collective bargaining agreement, labor contract, or other written or oral agreement or understanding with any labor organization covering wages, hours, or terms or conditions of employment; (iv) no labor organization or employee of the Seller has, to the Seller’s knowledge, attempted to organize any of the Seller’s employees, made a demand for voluntary recognition, presented the Seller with any petitions or authorization cards seeking to have a labor organization represent any group of the Seller’s employees, filed any representation petition with the National Labor Relations Board, or given the Seller notice of any election of a collective bargaining representative (nor, to the Seller’s knowledge, has any of these actions been threatened); and (v) the Seller has not authorized any employer or multiemployer association or organization to represent the Seller in collective bargaining with any labor organization.
     (e) The Seller has made available to the Purchaser all Employment Contracts, which include (i) all written agreements between the Seller and any Business Employee that describe any terms or conditions of employment for any Business Employee, including any and all employment agreements, retention agreements, severance agreements, compensation agreements change of control agreements, consulting agreements; and (ii) all written agreements between the Seller and any Business Employee that (A) impose upon any Business Employee any obligation with respect to the assignment of inventions or the nondisclosure or confidentiality of proprietary or confidential information or (B) restrict the activities of any Business Employee during or after his or her employment by the Seller, including any agreement that restricts any Business Employee’s ability to compete with any Person, provide services to any Person, solicit any Person’s employees, or solicit any Person’s customers or prospective customers (the “Employment Contracts”).
     (f) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination from the IRS that such Benefit plan is so qualified, and nothing has occurred since the date of such determination that would reasonably be expected to cause such determination letter to become unreliable.
     (g) Each Benefit Plan that is subject to the health care continuation requirements of COBRA has been administered in material compliance with such requirements. No Benefit Plan provides medical or life or other welfare benefits to any current or future retired or terminated employee (or any dependent thereof) of the Seller other than as required pursuant to COBRA or applicable state law.

     (h) The transactions contemplated by this Agreement would not reasonably be expected to constitute transactions to evade or avoid liability (as described in Section 4069(a) or 4212(c) of ERISA).
     (i) The transactions contemplated by this Agreement would not reasonably be expected to constitute nonexempt prohibited transactions (within the meaning of Section 406 of ERISA and Section 4975 of the Code).
     (j) Except as set forth in Section 3.12(j) of the Disclosure Schedule, no Business Employee has any plans to terminate his or her employment with the Seller on or before the Closing Date (other than in connection with accepting employment with the Purchaser).
     (k) Section 3.12(k) of the Disclosure Schedule sets forth a true, complete and correct list, by work location, of all employees of the Seller whose services were performed primarily for the benefit of any of the Purchased Assets and who have suffered an “employment loss “ or “mass layoff” — as defined by WARN — during the 90-day period prior to the date of this Agreement. On the Closing Date, the Seller shall provide the Purchaser with an updated version of Section 3.12(k) of the Disclosure Schedule, listing all employees of the Seller whose services were performed primarily for the benefit of the Purchased Assets and who have suffered an “employment loss” or “mass layoff” (as those terms are defined by WARN) during the 90-day period ending on and including the Closing Date.
     Section 3.13 Taxes. Except as set forth in Section 3.13 of the Disclosure Schedule, (a) all material Tax Returns required to be filed by or with respect to the Purchased Assets and the Business have been timely filed and all such Tax Returns are true, correct and complete in all material respects; (b) all material Taxes shown on such Tax Returns have been timely paid; (c) no material adjustment relating to such Tax Returns has been proposed in writing by any Governmental Authority; (d) there are no material Tax liens on any of the Purchased Assets (except for liens for Taxes that are not yet due); (e) the Seller has not received any notice in writing from any jurisdiction where the Seller does not currently file Tax Returns to the effect that such filings may be required with respect to the Business or that the Business may otherwise be subject to taxation by such jurisdiction; and (f) the Seller is not aware of any Tax audits by any Tax authority in progress relating to the Purchased Assets or the Business, nor has the Seller received any written notice indicating that a Governmental Authority intends to conduct such an audit.
     Section 3.14 Brokers. No broker, finder or investment banker (other than Credit Suisse Securities LLC, the fees and expenses of which will be paid by the Seller or its Affiliates) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Seller or any of its Affiliates.
     Section 3.15 Solvency. The Seller is, and after giving effect to the transactions contemplated by this Agreement will be, solvent.
     Section 3.16 Letters of Credit and Reserve Accounts. Section 3.16(i) of the Disclosure Schedule lists, and the Seller has made available to the Purchaser, each letter of credit delivered to, and held by, the Seller or its Affiliates pertaining to the Loans. Section 3.16(ii) of the Disclosure Schedule lists all impounded or reserve accounts held by the Seller or its Affiliates with respect to the Loans.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER
          As an inducement to the Seller to enter into this Agreement, the Purchaser hereby represents and warrants to the Seller as follows:
     Section 4.01 Organization and Authority of the Purchaser. The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser.
     Section 4.02 No Conflict. The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the Charter or Bylaws of the Purchaser, (b) assuming the making or obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, except as may result from any facts or circumstances relating solely to the Seller, materially conflict with or violate any Law or Governmental Order applicable to the Purchaser, or (c) assuming the making or obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, except as may result from any facts or circumstances relating solely to the Seller, conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except for any such conflicts, breaches, defaults, consent requirements or rights that would not reasonably be expected to materially adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or the Ancillary Agreements.
     Section 4.03 Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser is a party does not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to any Governmental Authority or third party, except with respect to Subleases and the Required Consents.
     Section 4.04 Litigation. No material Action by or against the Purchaser is pending or, to the knowledge of the Purchaser, threatened, which would reasonably be expected to materially affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.
     Section 4.05 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.
     Section 4.06 Financing. The Purchaser has or has access to, and on the Closing Date will have available, all funds necessary to pay all amounts to be paid by it hereunder.
     Section 4.07 Assumed Letters of Interest. The Purchaser has previously delivered in writing to the Seller a list of those Class 2 Loans as to which the Purchaser will seek to enter into letters of commitment with the Persons who are parties thereto.
ARTICLE V.
ADDITIONAL AGREEMENTS
     Section 5.01 Conduct of Business Prior to the Closing.
     (a) The Seller covenants and agrees that, except as otherwise contemplated hereby, between the date hereof and the time of the Closing, the Seller shall service and administer the Loans and the Special Loans and manage and operate the Purchased Non-Loan Assets prudently and in the ordinary course of business; provided, however, that notwithstanding the foregoing, prior to the Closing, (i) the Seller shall not take any material actions with respect to any Loan or Special Loan (including, but not limited to, commencing any Enforcement Action, granting or withholding any material consent or approval, releasing any collateral (except to the extent such release is required pursuant to the terms and provisions of the Loan Documents as in effect on the date hereof), subordinating any Liens, Loans or Special Loans, modifying, extending or amending any of the Loan Documents, granting or withholding any material waiver or releasing any borrower, guarantor, indemnitor, obligor or other Person, completing any Enforcement Action or accepting any deed (or other transfer) in lieu of the exercise of such remedies) or any other Purchased Asset (including, without limitation, any REO Property) without obtaining the Purchaser’s prior written consent, (ii) the Seller shall not sell, convey or transfer any Loan, Special Loan or other Purchased Asset or any participation or other interest thereon without the Purchaser’s prior written consent, and (iii) the Seller shall not issue any new loan commitment or letter of interest or close on any existing commitment letter or letter of interest, including any such letters that constitute Special Loans, or amend any material terms thereof without the Purchaser’s prior written consent, all of which may be withheld in the Purchaser’s sole discretion; provided, however, that the Purchaser shall be permitted to withhold consent to closing transactions covered by binding commitment letters with respect to Class 1 Loans only as a result of the failure to satisfy a condition to the commitment. The Purchaser shall have designated representatives of the Purchaser meet with designated representatives of the Seller at least twice a week (which may be telephonic) to review all such matters. The Seller shall provide to the Purchaser copies of all written materials relating to loan proposals (including all third party reports) and commitments. Representatives of the Purchaser shall have the right to attend all meetings between the Seller and its borrowers in the course of negotiating loan proposals and loan modifications and the Seller shall give the Purchaser reasonable advance notice thereof. The Seller shall use reasonable best efforts to send the Purchaser copies of all notices given to, or received from, borrowers or its or their consultants, attorneys or agents, contractors, architects, or other representatives at such time as sent by, or received by, the Seller.
     (b) Without limiting the generality of the foregoing, the Seller shall not engage in any practice, take any action, fail to take any action or enter into any transaction which would reasonably be expected to cause any representation or warranty of the Seller to be untrue or result in a breach of any covenant made by the Seller in this Agreement.
     (c) From the date hereof through the Closing, except as provided by Section 5.14(a) or with the prior written consent of the Purchaser, the Seller: (i) shall use all commercially reasonable efforts to maintain the employment of all Offered Employees; (ii) shall not, except in the ordinary course of business in accordance with existing personnel policies, discharge or take any other adverse employment action against any Offered Employee; (iii) shall not, except under the terms of existing Employment Contracts, or as required by Law, take or promise to take any action that would increase the wages, salary, bonus, incentive compensation, severance, or any other benefits payable to (or that could become payable to) any of the Offered Employees before, on or after the Closing Date; and (iv) shall not enter into or amend any Employment Contract of any Offered Employee.
     Section 5.02 Access to Information. (a) From the date hereof until the Closing, upon reasonable notice, the Seller shall cause its officers, directors, employees, agents, representatives, accountants and counsel to: (i) afford the officers, employees, agents, accountants, counsel and representatives of the Purchaser reasonable access, during normal business hours, to the offices, properties, plants, other facilities, IT Systems, books and records of the Seller (relating to the Business and the Purchased Assets), and to those officers, directors, employees, agents, accountants and counsel of the Seller who have any knowledge relating to the Business as the Purchaser may reasonably request, and (ii) furnish to the officers, employees, agents, accountants, counsel and representatives of the Purchaser such additional financial and operating data and other information regarding the assets, properties, and liabilities of the Business (or legible copies thereof) as the Purchaser may from time to time reasonably request.
     (b) In order to facilitate the resolution of any Claims made against or incurred by the Seller prior to the Closing, for a period of seven years after the Closing, the Purchaser shall (i) to the extent such information is provided by the Seller to the Purchaser, retain the books and records delivered to the Purchaser relating to the Purchased Assets relating to periods prior to the Closing in a reasonable manner and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records.

     (c) In order to facilitate the resolution of any Claims made by or against or incurred by the Purchaser after the Closing or for any other reasonable purpose, for a period of seven years following the Closing, the Seller shall (i) retain the books and records of the Seller which relate to the Business and its operations for periods prior to the Closing and which shall not otherwise have been delivered to the Purchaser and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser reasonable access (including the right to make photocopies, at the Purchaser’s expense), during normal business hours, to such books and records.
     (d) The parties hereto acknowledge and agree that no investigation pursuant to this Section 5.02 shall affect or be deemed to modify any representation or warranty made by the Seller herein. Notwithstanding the above, neither party shall be required to provide access to or disclose information pursuant to this Section 5.02 where such access or disclosure would violate the rights of its customers, jeopardize any attorney-client privilege or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions in the preceding sentence apply. Each party shall, and shall cause its representatives to, use all reasonable efforts to prevent such access and inspection from interfering with the business operations of the other.
     (e) All information obtained by the Purchaser pursuant to this Section 5.02 shall be kept confidential in accordance with the confidentiality agreement, dated February 26, 2007, between Fremont General Corporation and the Purchaser, as amended on April 19, 2007 (the “Confidentiality Agreement”).
     Section 5.03 Confidentiality. The Seller agrees to, and shall use all reasonable efforts to cause its agents, representatives, Affiliates, employees, officers and directors to: (a) treat and hold as confidential (and not disclose or provide access to any Person) all information relating to processes, policies and strategies and details of the Business and the Purchased Assets (including, but not limited to information relating to the terms of the Loan Documents transferred hereunder or information regarding the Intellectual Property or IT Systems transferred hereunder), operations methods, and all other confidential or proprietary information with respect to the Purchased Assets, (b) in the event that the Seller or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, provide the Purchaser with prompt written notice of such requirement so that the Purchaser may seek a protective order or other remedy or waive compliance with this Section 5.03, and (c) in the event that such protective order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.03, furnish only that portion of such confidential information which is legally required to be provided and exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such information, provided, however, that this sentence shall not apply to any information that (y) at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by the Seller, its agents, representatives, Affiliates, employees, officers or directors or (z) also relates to a business of the Seller or its Affiliates other than the Business. In addition, with respect to Intellectual Property and IT Systems, any combination of features shall not be deemed to be within the exception contained in clause (y) above merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain.
     Section 5.04 Regulatory and Other Authorizations; Notices and Consents.
     (a) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement, to comply with applicable Law or to comply with the terms and provisions of applicable agreements, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities. The Seller shall use reasonable best efforts to obtain all authorizations, consents, orders and approvals of all borrowers, co-lenders, licensors, participants, landlords, mezzanine lenders and other third parties that are necessary for the performance of its obligations pursuant to Section 2.01 of this Agreement as promptly as possible after the date hereof (collectively, such authorizations, consents, orders and approvals referred to herein as the “Required Consents”) and the Purchaser shall use all reasonable efforts to cooperate with the Seller and use all reasonable efforts in promptly seeking to obtain all such authorizations, consents, orders and approvals; provided, however, that neither the Seller nor the Purchaser shall have any obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which the Seller or the Purchaser, as applicable, in its respective sole discretion may deem adverse to its interests. The Seller shall use reasonable best efforts to obtain releases from borrowers and other third parties that are necessary to relieve the Seller from any obligation to extend funds to any such borrower or third parties from and after the Closing Date pursuant to any Assumed Liabilities, including without limitation pursuant to any Loan Documents (the “Releases”) and the Purchaser shall use reasonable best efforts (at no cost to the Purchaser) to cooperate with the Seller in obtaining the Releases. The Seller will, if requested by any third-party from whom the Seller is seeking a Release, confirm to such third-party that the Seller is not released from any Excluded Liabilities.
     (b) Subject to the terms and conditions of this Agreement, in the event that, with respect to any Loan, the related Loan Documents do not permit, or contain an unsatisfied condition or requirement for, the assignment thereof to the Purchaser, the Seller and the Purchaser shall, if after using reasonable best efforts to satisfy the relevant condition or requirement, the Seller is unable to satisfy such condition or requirement and if the Purchaser shall, in its reasonable discretion, consent both to the entering into of such substitute arrangement and to the documents with respect thereto, enter into substitute arrangements, with respect to such Loan as reasonably necessary to effectuate the intent and purposes of this Agreement, including, without limitation, by the Seller granting, and, with respect to Assumed Liabilities only, the Purchaser assuming all obligations with respect to, a participation interest in any such Loan, it being expressly understood that in no event shall the Purchaser be deemed to have agreed to do any of the foregoing except to the extent consistent with Section 6.02(d).

     (c) The Seller and the Purchaser agree that, in the event that any consent, approval or authorization necessary or desirable to preserve for the Purchaser any right or benefit under any Transferred IP Agreement or Transferred Lease Agreement to which the Seller is a party is not or cannot be obtained at or prior to the Closing, such Transferred IP Agreement or Transferred Lease will not be assigned at the Closing and the Seller will, subsequent to the Closing, cooperate with the Purchaser in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable. If such consent, approval or authorization is not or cannot be obtained, the Seller shall use all reasonable best efforts to take all steps necessary to provide the Purchaser with the rights and benefits of the affected lease, license, contract, commitment or other agreement or arrangement for the term of such lease, license, contract or other agreement or arrangement (including, (i) enforcing at the request and direction of the Purchaser, and for the account of the Purchaser (or its Affiliates), any rights of the Seller or its Affiliates arising from the applicable lease, license, contract, commitment or other agreement or arrangement and (ii) immediately forwarding to the Purchaser, and informing the Purchaser of, any and all correspondence and communications it receives from the other parties to any applicable contract), and, if the Seller provides such rights and benefits, the Purchaser, as the case may be, shall assume the applicable obligations and burdens thereunder. This Section 5.04 shall not release the Seller from the consequences of any breach of its representations and warranties under this Agreement. The payment to third parties of all fees and costs (not including any Seller or Purchaser legal fees or expenses) for any consent, approval, authorization or license necessary or desirable to preserve for the Purchaser any right or benefit under any Transferred IP Agreement to which the Seller or any of its Affiliates is a party or to provide the Purchaser with the rights and benefits of such license, contract or other agreement or arrangement shall be allocated pursuant to the procedures set forth in Section 5.17.
     Section 5.05 Notice of Developments. (a) Prior to the Closing, the Seller shall promptly notify the Purchaser in writing of (a) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which would reasonably be expected to result in any breach of a representation or warranty or covenant of the Seller in this Agreement or which would reasonably be expected to have the effect of making any representation or warranty of the Seller in this Agreement untrue or incorrect in any respect and (b) all other material developments affecting the Purchased Assets.
     Section 5.06 No Solicitation or Negotiation. (a) The Seller shall, and shall direct or cause its representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal. The Seller shall not, directly or indirectly, and shall instruct (and not revoke any such instructions) its representatives not to, directly or indirectly, (i) solicit, initiate, negotiate, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) the submission of any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or afford access to properties, books or records of the Seller to any Person that has disclosed to the Seller that it is contemplating making an Acquisition Proposal.

     (b) Notwithstanding anything to the contrary in this Section 5.06, the Seller may participate in any discussions or negotiations with, or furnish information to, any Person that has made an unsolicited Acquisition Proposal, that did not result from a breach of Section 5.06(a), and where the Seller has (i) determined, in its good faith judgment (after consultation with its outside legal counsel and its financial advisors), that such Acquisition Proposal constitutes, or may reasonably be expected to lead to, a Superior Proposal, (ii) provided written notice to the Purchaser of its intent to participate in discussions or negotiations with, or furnish information to, such Person, and (iii) obtained from such Person an executed confidentiality agreement on terms no more favorable to the other party than those contained in the Confidentiality Agreement. The Seller shall notify the Purchaser of any Acquisition Proposal it receives within one Business Day after receipt of such Acquisition Proposal and shall include the material terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal. The Seller shall notify the Purchaser of any material modification to any Acquisition Proposal within one Business Day after such modification is proposed.
     (c) In the event that the Seller enters into a definitive agreement with respect to a Superior Proposal, such agreement shall provide that the purchaser thereunder (the “Alternative Purchaser”) shall, at the option of the Purchaser, (i) assume the funding commitment with respect to those Special Loans assigned to the Purchaser pursuant to Section 2.10 hereof that have not yet been funded and indemnify the Purchaser with respect to such funding commitment and (ii) purchase each of the Special Loans assigned to the Purchaser pursuant to Section 2.10 hereof that have been funded for an amount equal to the par value of such Special Loans plus the accrued interest thereon and indemnify the Purchaser with respect to the obligations under the Loan Documents with respect to those Special Loans purchased. In order to exercise the option referred to in the preceding sentence, the Purchaser must deliver written notice to the Alternative Purchaser not later than the second Business Day following the termination of this Agreement pursuant to Section 8.01(f).
     Section 5.07 Use of Intellectual Property. Except as set forth in the Transition Services Agreement, from and after the Closing, neither the Seller nor any of its Affiliates shall use any of the Owned Intellectual Property or any of the Licensed Intellectual Property transferred to iStar pursuant to this Agreement.
     Section 5.08 Non-Solicitation of Customers. From and after the Closing Date until the 18 month anniversary of the Closing, the Seller shall not, directly or indirectly, and shall instruct (and not revoke any such instructions) its representatives not to, solicit, divert, take away or attempt to solicit, divert or take away any customer of the Business as of the date hereof.
     Section 5.09 Transition Services. Following the Closing, Fremont shall provide, or cause to be provided, to iStar certain services that are currently provided by Fremont and its Affiliates to the Business pursuant to the Transition Services Agreement.

     Section 5.10 Tax Cooperation and Exchange of Information. The Seller and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return or otherwise in respect of Tax matters in connection with this Agreement and the Purchased Assets.
     Section 5.11 Transfer Taxes. The parties shall each be responsible for the payment of one-half of any Transfer Taxes which become payable in connection with the transactions contemplated by this Agreement. The party that is primarily responsible under law for the filing of any Tax Returns or other documents in connection with such Transfer Taxes shall prepare the appropriate Tax Return or other document and provide a copy to the other party for its review and consent prior to the filing thereof. The party that is primarily responsible under law for the payment of any such Transfer Tax shall pay the same to the appropriate Taxing authority, and shall be promptly reimbursed for one-half of the amount of such Transfer Tax by the other party.
     Section 5.12 Further Action. (a) Each party agrees (i) to execute and deliver, or cause to be executed and delivered, all such instruments and (ii) to take all such action (including, without limitation, post closing adjustments on account of errors relating to provisions hereunder) as the other parties may reasonably request to effectuate the intent and purposes, and to carry out the terms, of this Agreement, including, subject to the terms of this Agreement, the procurement of any third-party consents and amendments to agreements, the filing of continuation statements in all necessary jurisdictions and the timely transfer of accounts and other collateral relating to the Loans. From and after the date hereof, the Seller shall (at the Purchaser’s expense, except if the same is an indemnification obligation of the Seller pursuant to Section 7.02) fully and promptly cooperate with the Purchaser, and the successors and assigns of the Purchaser, in connection with any litigation involving the Purchased Assets (including, but not limited to, the Transferred Rights), to the extent reasonably requested by Purchaser or such successor or assignee.
     (b) If at any time after the Closing, Seller or any of its Affiliates receives a Distribution with respect to any Loan to which the Purchaser is entitled pursuant to this Agreement, the Seller shall (i) accept and hold such Distribution in trust for the account and sole benefit of the Purchaser, (ii) have no equitable or beneficial interest in such Distribution, and (iii) deliver such Distribution (free of any withholding, setoff, recoupment or deduction of any kind except as required by applicable Law) promptly, but in any event no later than three Business Days after the date on which the Seller or its Affiliate receives the Distribution, to Purchaser in the same form received and, when necessary or appropriate, with the Seller’s or such Affiliate’s endorsement (without recourse, representation or warranty), except to the extent prohibited under applicable Law. Pending such transfer, the Seller shall hold the same on behalf and for the sole benefit of B Participant, and Seller shall have no legal, equitable or beneficial interest in any such Distribution.
     (c) In furtherance of Sections 5.12(a) and (b) of this Agreement, the Seller, effective upon the Closing, constitutes and appoints iStar and/or the B Participant as the agent and attorney-in-fact of the Seller in connection with the collection of the Loans, with full power of substitution, to execute, sign, endorse or deliver, in such Seller’s name, receipts or any other documents necessary to evidence, collect, or otherwise realize upon the Loans, and to institute and prosecute, in the name of the Seller, all proceedings and actions which the Purchaser may deem desirable to collect, assert or enforce any Claim, right or title of any kind in and to the Purchased Assets and to defend and compromise any and all actions, suits or proceedings which the owner of the Purchased Assets is entitled to defend or compromise. The Seller agrees that the foregoing powers are coupled with an interest and are and shall be irrevocable by the Seller in any manner and for any reason (including the dissolution of the Seller).
     (d) In furtherance of Sections 5.12(a) and (b) of this Agreement, the Seller, effective upon the Closing, constitutes and appoints iStar and its successors and assigns as the agent and attorney-in-fact of the Seller in connection with the collection of the Purchased Non-Loan Assets, with full power of substitution, to execute, sign, endorse or deliver, in the Seller’s name, receipts or any other documents necessary to evidence, collect, or otherwise realize upon the Purchased Non-Loan Assets, and to institute and prosecute, in the name of such Seller, all proceedings and actions which iStar may deem desirable to collect, assert or enforce any Claim, right or title of any kind in and to the Purchased Non-Loan Assets and to defend and compromise any and all actions, suits or proceedings which the owner of the Purchased Non-Loan Assets is entitled to defend or compromise. The Seller agrees that the foregoing powers are coupled with an interest and are and shall be irrevocable by the Seller in any manner and for any reason (including the dissolution of the Seller).
     Section 5.13 Proration of Taxes and Certain Charges. (a) Except as provided in Section 5.11, all Property Taxes levied with respect to the REO Property for any taxable period that includes the day before the date of the Closing Date and end after the date of the Closing Date, whether imposed or assessed before or after the Closing Date, shall be prorated between the Seller, on the one hand, and the Purchaser, on the other hand, as of 11:59 P.M. on the Closing Date. If any Taxes subject to proration are paid by the Purchaser, on the one hand, or the Seller, on the other hand, the proportionate amount of such Taxes paid (or in the event a refund of any portion of such Taxes previously paid is received, such refund) shall be paid promptly by (or to) the other after the payment of such Taxes (or promptly following the receipt of any such refund).
     (b) Except as otherwise provided in this Agreement, all installments of special assessments or other charges on or with respect to the Purchased Assets payable by the Seller for any period in which the Closing Date shall occur (including base rent, common area maintenance, royalties, all municipal, utility or authority charges for water, sewer, electric or gas charges, garbage or waste removal, and cost of fuel) shall be apportioned as of the Closing Date and each party shall pay its proportionate share promptly upon the receipt of any bill, statement or other charge with respect thereto. If such charges or rates are assessed either based upon time or for a specified period, such charges or rates shall be prorated as of 11:59 P.M. on the Closing Date. If such charges or rates are assessed based upon usage of utility or similar services, such charges shall be prorated based upon meter readings taken on the date of the Closing.
     (c) All refunds, reimbursements, installments of base rent, additional rent, license fees or other use related revenue receivable by any party to the extent attributable to the transferred Leased Real Property for any period in which the Closing Date shall occur shall be prorated so that the Seller shall not be entitled to that portion of any such installment applicable to any period from and after the Closing Date, and if the Purchaser, shall receive any such payments after the Closing Date, it shall promptly remit to such other party its share of such payments.
     (d) The prorations pursuant to this Section 5.13 may be calculated after the Closing, as each item to be prorated (including any such Tax, obligation, assessment, charge, refund, reimbursement, rent installment, fee or revenue) accrues or comes due; provided that, in any event, any such proration shall be calculated not later than 30 days after the party requesting the proration of any item obtains the information required to calculate such proration.
     Section 5.14 Employee-Related Covenants.
     (a) As soon as practicable, the Purchaser shall make offers of employment, to be effective as of the Closing Date, to each of the Business Employees listed on Schedule 5.14(a) (the “Offered Employees”), each such offer to include continuation of base salary or wages at an aggregate annual level no less favorable than that in effect as of the date hereof. Those Offered Employees who accept offers of employment with the Purchaser under this Section 5.14(a) and who commence employment with the Purchaser on the Closing Date shall be referred to herein as “Transferred Employees.”
     (b) Except as provided in Section 5.14(g), as of the Closing Date, the Transferred Employees shall be eligible to participate in employee benefit plans, programs, policies and arrangements of the Purchaser in which similarly situated employees of the Purchaser participate (such plans, programs, policies and arrangements, the “Purchaser Plans”). Each Transferred Employee shall be given credit for all purposes for such person’s service with the Seller and its affiliates (or any other employer to the extent credited under such Benefit Plan) to the same extent recognized by the Seller under the Benefit Plans prior to the Closing Date for purposes of eligibility, vesting and entitlement to benefits under any analogous Purchaser Plans in which Transferred Employees participate following the Closing Date, except to the extent that giving such service credit would result in an accrual of defined benefit pension benefits. For purposes of clarifying the intent of the preceding sentence, as an example, a Transferred Employee who has been credited under a severance plan of the Seller with five years of service as of the Closing Date and who is terminated by the Purchaser one year following the Closing Date shall be credited with six years of service under the Purchaser’s severance plan. To the extent applicable, the Purchaser shall, and shall cause its Affiliates and the Purchaser Plans to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods and service requirements with respect to participation and coverage requirements applicable to the Transferred Employees under any Purchaser Plan, other than limitations, waiting periods or service requirements that are already in effect with respect to such persons and that have not been satisfied as of the Closing under any Benefit Plan immediately prior to the Closing and (ii) provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing in satisfying any applicable deductible or out-of-pocket requirements under any analogous Purchaser Plan.
     (c) On the Closing Date, the Seller shall pay to each Transferred Employee all accrued commissions and bonuses earned under the plans listed in Section 5.14(c) of the Disclosure Schedule from January 1, 2007 through the Closing. All payments required to be made pursuant to this Section 5.14(c) shall be made as if (i) the relevant Transferred Employee remained employed with the Seller through the end of 2007, and (ii) all performance measures contained in each relevant plan were satisfied to the greatest extent possible. All payments required pursuant this Section 5.14(c) shall be prorated for the amount of time that the Transferred Employee was actually employed by the Seller during 2007. On the Closing Date, the Seller shall provide the Purchaser with a schedule of amounts paid to each Transferred Employee pursuant to this Section 5.14(c).
     (d) The Seller shall be liable for the provision of notices and continuation coverage for each individual who is or becomes an “M&A Qualified Beneficiary” (as such term is defined in Treas. Reg. Section 54.4980B-9) as a result of the consummation of the transactions contemplated by this Agreement.
     (e) Effective as of the Closing Date, the Transferred Employees shall no longer actively participate in the Fremont General Corporation and Affiliated Companies Investment Incentive Plan, as amended (the “Seller’s Savings Plan”). The Purchaser shall designate a tax-qualified defined contribution plan (such plan, the “Purchaser’s Savings Plan”) that either (i) provides for the receipt from Transferred Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code) or (ii) shall be amended as soon as practicable following the Closing Date to provide for the receipt from the Transferred Employees of eligible rollover distributions. The Seller shall take all actions necessary to provide that the account balances of the Transferred Employees in the Seller’s Savings Plan shall be fully vested as of the Closing Date. As soon as practicable following the Closing Date, (x) the Purchaser shall provide the Seller with such documents and other information as the Seller shall reasonably request to assure itself that the Purchaser’s Savings Plan is tax qualified and provides for the receipt of eligible rollover distributions, and (y) the Seller shall provide the Purchaser with such documents and other information as the Purchaser shall reasonably request to assure itself that the accounts of the Transferred Employees would be eligible rollover distributions. Each Transferred Employee who is a participant in the Seller’s Savings Plan shall be given the opportunity to receive a distribution of his or her account balance and shall be given the opportunity to elect to “roll over” such account balance to the Purchaser’s Savings Plan, subject to and in accordance with the provisions of such plan(s) and applicable law. The Sellers shall provide the Purchaser with copies of such personnel and other records pertaining to the Transferred Employees and such records of any agent or representative of the Seller pertaining to the Transferred Employees, in each case pertaining to the Seller’s Savings Plan and as the Purchaser may reasonably request in order to administer and manage the accounts and assets rolled over to the Purchaser’s Savings Plan.
     (f) The Seller agrees that the Purchaser shall be permitted during normal business hours to have reasonable access to the Business Employees to discuss such Business Employee’s possible employment with the Purchaser, provided that such discussions do not materially interfere with the Business Employee’s performance of his or her duties with the Seller.
     (g) From and after the Closing Date until January 1, 2008 (the “Continuation Period”), the Seller shall cause each of the Transferred Employees (and, to the extent applicable, the dependents of the Transferred Employees) to be covered pursuant to COBRA under all Benefit Plans which are subject to the requirements of COBRA (the “Continuation Coverage”). As between the Purchaser and the Seller, 100% of the cost of the Continuation Coverage (for the sake of clarity, such cost shall include, without limitation, administrative costs for which the Seller shall be permitted to require payment of amounts in excess of 100% of applicable premiums in accordance with Treas. Reg. Section 54.4980B-8) shall be borne by the Purchaser, and will be billed to the Purchaser on a monthly basis. In order to ensure a smooth transition to the Continuation Coverage for each Transferred Employee and their applicable dependents, each such Transferred Employee and each applicable dependent will be deemed to have made the election generally described in Treas. Reg. Section 54.4980B-6, with the understanding that in order to actually be provided Continuation Coverage, each Transferred Employee shall be responsible for electing and enrolling for such coverage with the Seller. The Purchaser agrees that during the Continuation Period it shall not require a Transferred Employee or a dependent thereof to remit to the Purchaser (whether by means of direct payment, payroll deduction or otherwise) in respect of the Continuation Coverage an amount greater than such Transferred Employee or dependent thereof is required to remit with respect to such benefits as an active participant in the relevant Benefit Plan as of the date immediately prior to the Closing Date. During the Continuation Period, the Purchaser shall promptly notify the Seller that a Transferred Employee has been given, or has given, notice of termination of employment with the Purchaser or has otherwise requested to discontinue Continuation Coverage (“Termination Notice”), provided, that the Purchaser shall be responsible for the cost of the Continuation Coverage for such Transferred Employee and his or her applicable dependents until the effective date of such termination of employment or election to discontinue Continuation Coverage, as applicable. From and after such date, any continuing obligation for the continuation coverage under COBRA for such Transferred Employee and any applicable dependents (including, but not limited to, premium costs) shall be the responsibility of the Seller and the Transferred Employee, as applicable. The Purchaser shall indemnify and hold harmless the Seller and its affiliates for any liabilities assessed against Seller with respect to (i) any violation of COBRA or analogous state law which arises from the Purchaser’s failure to notify the Seller of a termination of employment or election to discontinue Continuation Coverage in accordance with this Section 5.14(g); and (ii) any violation of the Health Insurance Portability and Accountability of 1996, as amended, or other applicable law concerning the protection of the privacy of the Transferred Employees and their dependents, in any case, which arises through the process of billing the Purchaser with respect to Continuation Coverage pursuant to this Section 5.14(g). Effective January 1, 2008, the Purchaser shall make available to the Transferred Employees who remain employed by the Purchaser and its affiliates as of such date a group health plan or plans which are of the type (for the sake of clarity, as used herein, “type” refers to kind of benefits provided—e.g., medical, dental, flexible spending account, etc.—and not the level or structure of benefits provided) provided by the Seller pursuant to the Continuation Coverage.
     (h) Nothing in this Agreement shall be construed as (i) prohibiting the Purchaser from terminating the employment of a Transferred Employee at any time and for any reason following the Closing Date, (ii) requiring the Purchaser to provide any particular employee benefit plan, (iii) prohibiting the Purchaser from amending or terminating any Purchaser Plan or (iv) creating any employee benefit plan.
     (i) The Seller shall not engage in any action with respect to the Business Employees that would give rise to any obligation or liability under WARN without complying with all of the obligations of WARN. The Purchaser shall not engage in any action with respect to the

Transferred Employees on or after the Closing Date that would give rise to any obligation or liability to the Seller under WARN. If any notice is required under WARN with respect to any “employment loss” or “mass layoff” (as those terms are defined by WARN) of any Business Employees that occurs on or before the Closing Date, the Seller shall be solely responsible and liable for providing such notice. If any notice is required under WARN with respect to any “employment loss” or “mass layoff” (as those terms are defined by WARN) of any Transferred Employees that occurs after the Closing Date, the Purchaser shall be solely responsible and liable for providing such notice.
     Section 5.15 Pre-Closing Information Technology Activities. Prior to the Closing, each of the Seller and the Purchaser shall cooperate with the other party to effect the actions described on Schedule 5.15 of the Disclosure Schedule. The costs associated with such actions shall be borne by the Seller.
     Section 5.16 Separate IT Agreements. To the extent that third party services or use of third party IT Systems benefit both the Business, on the one hand, and the Seller or its Affiliates non-Business operations, on the other hand (the “Shared Agreements”), the Seller shall provide all reasonably necessary and appropriate information about the Shared Agreements and the software products and services provided thereunder, and otherwise offer prompt assistance to the Purchaser both prior to and after the Closing Date, in order for the Purchaser to obtain new agreements with such third party vendors for the services and IT Systems which are the subject to the Shared Agreements having terms such that the Purchaser will enjoy and have use of the same software, products, services and IT Systems in substantially the same volume, manner and scope as the Business enjoyed or used under the Shared Agreements the “Separate IT Agreements”). The payment of all fees and costs under the Separate IT Agreements charged to or incurred by the Purchaser shall be allocated pursuant to the procedures set forth in Section 5.17; provided, however, that (i) the Purchaser shall be responsible for any costs or fees attributable to the future ongoing provision of goods, services or other benefits, such as maintenance and support services, under any of the Separate IT Agreements, (ii) in no event shall the Seller pay any costs or fees relating to the integration and/or implementation of any IT Systems which are the subject of the Separate IT Agreements or, with the exception of the migration or conversion of data from the Seller’s Oracle system to the Purchaser’s Oracle system, any costs or fees relating to the migration or conversion of data from the IT Systems which are the subject of the Shared Agreements to Purchaser’s systems, (iii) the Seller shall not pay any costs of the server licenses under the Separate IT Agreement with Oracle Corporation and (iv) the Seller shall not pay any costs for hardware in connection with the Purchaser’s Oracle system or any IT Systems which are the subject of the Separate IT Agreements. For the avoidance of doubt, the costs and fees described in subsections (i), (ii), (iii) and (iv) are excluded from IP/IT Costs (subject to the exception in (ii)).
     Section 5.17 IP/IT Costs. The Seller and the Purchaser shall each pay 50% of all IP/IT Costs; provided, however, that the Seller shall in no event be obligated to pay in excess of $400,000 in respect of such IP/IT Costs.
     Section 5.18 Notice to and Documentation from Borrowers.

     (a) As soon as reasonably practicable following the execution hereof (subject, however, to the process for obtaining the Required Consents) and in any event not later than the Closing Date, the Purchaser and the Seller shall send a joint written notice to each borrower, guarantor, indemnitor, participant, junior lender, co-lender and senior lender, if any, under the Loans informing them of the sale of the Loans to the B Participant, that Fremont has a participation interest in such Loans and that the Purchaser or an affiliate of the Purchaser will be servicing such Loans and containing such other information as is agreed upon.
     (b) The Purchaser and the Seller shall as soon as reasonably practicable after the date hereof and following the Closing Date, cooperate to cause all accounts at Fremont maintained by borrowers under the Loans to be transferred to a bank designated by the Purchaser, including using all reasonable efforts to obtain the execution of account agreements and pledge agreements by such borrowers.
     Section 5.19 Sublease Agreements. The Purchaser and the Seller shall take all such action as the other party may reasonably request and shall fully and promptly cooperate with each other to enter into Sublease Agreements with respect to the applicable subleased premises on the terms set forth in this Agreement.
ARTICLE VI.
CONDITIONS TO CLOSING
     Section 6.01 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
     (a) Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of that date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects.
     (b) Regulatory Approvals. All regulatory approvals necessary or advisable to consummate the transactions contemplated by this Agreement, if any, shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired.
     (c) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the transactions contemplated by this Agreement or the Ancillary Agreements shall be in effect and no statute, rule, regulation, order, injunction or decree shall have been enacted, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

     (d) Delivery of the Purchaser Closing Deliveries. The Purchaser shall have delivered to the Seller all of the Closing documents and agreements set forth in Section 2.07.
     (e) Non Objection. The Seller shall have been notified by each of the FDIC and the DFI of their non-objection to the transactions contemplated by this Agreement and the Ancillary Agreements.
     Section 6.02 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
     (a) Representations, Warranties and Covenants. (i) The representations and warranties of the Seller contained in Section 3.01, Sections 3.02(a) and (b), the last sentence of Section 3.05, Section 3.08(a), the first sentence of Section 3.08(d), Section 3.08(f) and Section 3.15 shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, except to the extent such representations and warranties are as of another date, in which case such representations and warranties shall be true and correct in all material respects as of such date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Seller on or before the Closing shall have been complied with in all material respects.
     (b) Regulatory Approvals. All regulatory approvals necessary or advisable to consummate the transactions contemplated by this Agreement, if any, shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired.
     (c) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the transactions contemplated by this Agreement or the Ancillary Agreements shall be in effect and no statute, rule, regulation, order, injunction or decree shall have been enacted, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.
     (d) Consents and Approvals. The Seller shall have received, in form and substance reasonably satisfactory to the Purchaser, a substantial portion of the Required Consents, it being understood and agreed that this condition shall be deemed satisfied at such time as the Loans with respect to which consents have not been obtained (i) have an aggregate unpaid principal balance of less than $400,000,000 as of the Closing Date and (ii) do not exceed an aggregate of ten Loans, it being understood and agreed that any Loan the committed amount of which is less than $10,000,000 shall be disregarded for purposes of this Section 6.02(d)(ii).
     (e) Delivery of the Seller Closing Deliveries. The Seller shall have delivered to the Purchaser all of the Closing documents and agreements set forth in Section 2.06.
     (f) Title Insurance. The Seller shall have provided to the Purchaser an ALTA 2006 Owners Title Insurance Policy for each REO Property insuring the Purchaser as the owner of such REO Property in the amount of the book value of the related REO Property free and clear of all liens and Encumbrances other than Permitted Encumbrances together with such plats of survey of such REO Property as may be in the possession of (or control of) the Seller or its Affiliates. The cost of such policies shall be borne equally by Seller and Purchaser.
     (g) Audited Financial Statements. The Purchaser shall have received audited financial statements for the Business for the years ended 2004, 2005 and 2006. The Purchaser has retained PricewaterhouseCoopers LLP (“PWC”) to perform an audit of the financial statements of the Business for the periods referenced above. The parties agree that if, after July 1, 2007 and prior to the completion of the audit being conducted by PWC, the Seller delivers to the Purchaser the financial statements required by this Section 6.02(g), audited by an independent registered public accounting firm retained by the Seller and reasonably acceptable to the Purchaser (it being understood and agreed that Squar, Milner, Peterson, Miranda & Williamson, LLP is reasonably acceptable to the Purchaser) then this condition shall be deemed satisfied.
ARTICLE VII.
INDEMNIFICATION
     Section 7.01 Survival of Representations and Warranties.
     (a) The representations and warranties of the Seller contained in this Agreement and the Ancillary Agreements shall survive the Closing until the first anniversary of the Closing; provided, however, that (i) the representations and warranties made pursuant to Sections 3.01 and 3.14 shall survive indefinitely, and (ii) the representations and warranties dealing with Tax matters shall survive until 120 days after the expiration of the relevant statute of limitations for the Tax liabilities in question. Neither the period of survival nor the liability of the Seller with respect to the Seller’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Purchaser. If written notice of a Claim has been given prior to the expiration of the applicable representations and warranties by the Purchaser to the Seller, then the relevant representations and warranties shall survive as to such Claim, until such Claim has been finally resolved.
     (b) The representations and warranties of the Purchaser contained in this Agreement and the Ancillary Agreements shall survive the Closing until the first anniversary of the Closing; provided, however, that the representations and warranties made pursuant to Sections 4.01 and 4.05 shall survive indefinitely. Neither the period of survival nor the liability of the Purchaser with respect to the Purchaser’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Seller. If written notice of a Claim has been given prior to the expiration of the applicable representations and warranties by the Seller to the Purchaser, then the relevant representations and warranties shall survive as to such Claim, until such Claim has been finally resolved.
     Section 7.02 Indemnification by the Seller. Except as set forth in Section 7.06, the Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Seller from and against any and all Liabilities, losses, damages, Claims, costs and expenses, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them) (hereinafter a “Loss”), arising out of or resulting from:
     (a) the breach of any representation or warranty made by the Seller contained in this Agreement;
     (b) the breach of any covenant or agreement by the Seller contained in this Agreement;
     (c) any Claim or cause of action of any third party to the extent arising out of the failure to obtain any Required Consent;
     (d) any Claim or cause of action of any third party to the extent arising out of any action, inaction, event, condition, liability or obligation of the Seller occurring or existing prior to the Closing Date, except with respect to any Claim or cause of action relating to any of the Assumed Liabilities; or
     (e) any of the Excluded Liabilities.
To the extent that the Seller’s undertakings set forth in this Section 7.02 may be unenforceable, the Seller shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser Indemnified Parties.
     Section 7.03 Indemnification by the Purchaser. The Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser from and against any and all Losses, arising out of or resulting from:
     (a) the breach of any representation or warranty made by the Purchaser contained in this Agreement;
     (b) the breach of any covenant or agreement by the Purchaser contained in this Agreement;
     (c) any Claim or cause of action of any third party to the extent arising out of any action, inaction, event, condition, liability or obligation of the Purchaser occurring or existing on or following the Closing Date relating to the Purchased Assets or the Business (including any Claim or cause of action with respect to actions taken or inaction by the Purchaser or any of its Affiliates as agent and attorney-in-fact of the Seller pursuant to Sections 5.12(c) and (d) hereto), except with respect to any Claim or cause of action relating to any of the Excluded Liabilities; or
     (d) any of the Assumed Liabilities, including, without limitation, any Claim or cause of action of any third party to the extent arising out of any action, inaction, event, condition,

liability or obligation of the Purchaser occurring or existing on or following the Closing Date to the extent relating to an Assumed Liability in which the Seller has not obtained a Release.
To the extent that the Purchaser’s undertakings set forth in this Section 7.03 may be unenforceable, the Purchaser shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Seller Indemnified Parties.
     Section 7.04 Limits on Indemnification.
     (a) No indemnification pursuant to Section 7.02(a) of this Agreement shall be required with respect to any individual item of Loss unless (i) such item exceeds $200,000 (the “Initial Threshold Amount”) and (ii) the aggregate of all Losses of the Purchaser Indemnified Parties described in Section 7.02(a) of this Agreement shall exceed $10,000,000 (the “Threshold Amount”), in which case the Seller shall be liable only for the Losses in excess of such amount. The cumulative aggregate indemnity obligation of the Seller under Section 7.02(a) shall in no event exceed $50,000,000.
     (b) No indemnification pursuant to Section 7.03(a) of this Agreement shall be required with respect to any individual item of Loss unless (i) such item exceeds the Initial Threshold Amount and (ii) the aggregate of all Losses of the Seller Indemnified Parties described in Section 7.03(a) of this Agreement shall exceed the Threshold Amount, in which case the Purchaser shall be liable only for the Losses in excess of such amount. The cumulative aggregate indemnity obligation of the Purchaser under Section 7.03(a) shall in no event exceed $50,000,000.
     Section 7.05 Notice of Loss; Third Party Claims. (a) An Indemnified Party shall give the Indemnifying Party notice of any matter that an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within five Business Days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.
     (b) If an Indemnified Party shall receive notice of any Action, audit, demand or assessment (each, a “Third Party Claim”) against it or which may give rise to a Claim for indemnification under this Article VII, within five Business Days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to timely provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VII except to the extent that the Indemnifying Party is materially prejudiced by such delay. If the Indemnifying Party elects to compromise or defend such Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within five Business Days of the receipt of notice from the Indemnified Party of such Third Party Claim; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party, upon advice from its counsel, for the same counsel to represent both the Indemnified Party and the Indemnifying

Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party. In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. The Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any Third Party Claim which (i) does not contain an unconditional release of the Indemnified Party, (ii) imposes any liabilities on the Indemnified Party, (iii) ascribes any fault on the part of the Indemnified Party or (iv) does not provide solely for monetary relief.
     Section 7.06 Credit Risk. It is understood and agreed by the parties hereto that the Purchaser is assuming the risk of deterioration subsequent to March 31, 2007 in the credit quality of the Loans and the condition (financial or otherwise) of borrowers thereunder. Accordingly, the Purchaser and the Seller agree that, in the event of any claim for indemnification pursuant to Section 7.02(a), the Seller shall be responsible (subject to the terms of this Article VII, including Section 7.04(a)) only for the portion of any such Loss attributable solely to a breach by the Seller of any representation or warranty without regard to any such deterioration in credit quality or the condition (financial or otherwise) of any borrower thereunder.
     Section 7.07 Exclusive Sole Remedy. Following the Closing, the sole and exclusive remedy of any party for claims for monetary damages arising out of a breach of any representation, warranty, covenant or agreement under this Agreement or in connection with the Purchased Assets shall be a claim for indemnification pursuant to this Article VII; provided, however, that nothing herein shall prevent an Indemnified Party from pursuing remedies as may be available to such party under applicable Law in the event of the Indemnifying Party’s failure to comply with its indemnification obligations hereunder.
ARTICLE VIII.
TERMINATION
     Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing:
     (a) by the Purchaser, if the Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of the condition set forth in Section 6.02(a) and (ii) is incapable of being cured, or is not cured, by the Seller within 30 calendar days following the Seller’s receipt of written notice from the Purchaser of such breach or failure to perform;
     (b) by the Seller, if the Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of the condition set forth in Section 6.01(a) and (ii) is incapable of being cured, or is not cured, by the Purchaser within 30 calendar days following the Purchaser’s receipt of written notice from the Seller of such breach or failure to perform;
     (c) by either the Seller or the Purchaser if the Closing shall not have occurred by September 30, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement or satisfy any condition shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
     (d) by either the Seller or the Purchaser in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;
     (e) by the mutual written consent of the Seller and the Purchaser;
     (f) by the Seller, subject to compliance with Section 5.06(b), or by the Purchaser, if the Seller’s Board of Directors determines to accept a Superior Proposal (with such termination becoming effective upon the Seller entering into a binding written agreement with respect to such Superior Proposal); or
     (g) by either the Seller or the Purchaser if the Seller or Parent shall have received written notice from the FDIC or the DFI advising the Seller or Parent, respectively, that such regulator objects to the transactions contemplated by this Agreement or the Ancillary Agreements.
     Section 8.02 Effect of Termination. (a) In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except as set forth in Sections 5.02(e), 9.01 and this Section 8.02, and that nothing herein shall relieve either party from liability for any willful breach of this Agreement.
     (b) The parties agree that if this Agreement shall be terminated by the Purchaser pursuant to Section 8.01(a) by virtue of a willful breach by the Seller, then the Seller shall be obligated to pay to the Purchaser an amount equal to $40,000,000 (the “Termination Fee”) within two Business Days of such termination.
     (c) The parties agree that if this Agreement shall be terminated by either the Seller or the Purchaser pursuant to Section 8.01(f), then the Seller shall be obligated to pay to the Purchaser an amount equal to the Termination Fee within two Business Days of such breach.

     (d) The parties agree that if this Agreement shall be terminated by the Seller pursuant to Section 8.01(b) by virtue of a willful breach by the Purchaser, then the Purchaser shall be obligated to pay to the Seller an amount equal to the Termination Fee within two Business Days of such termination.
     (e) Each of the Purchaser and the Seller acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither the Purchaser nor the Seller would have entered into this Agreement. Accordingly, in the event that either the Purchaser or the Seller shall fail to pay the Termination Fee when due, and in order to obtain such payment, the Purchaser or the Seller, as the case may be, commences a suit which results in a judgment against such other party for such fee, then the Purchaser or the Seller, as the case may be, shall pay to the other party such other party’s reasonable costs and expenses (including reasonable attorney’s fees and expenses of enforcement) in connection with such suit, together with interest on the amounts owed at the prime lending rate prevailing at such time, as published in The Wall Street Journal, plus 2% per annum from the date such amounts were required to be paid until the date actually received by such party. Each party acknowledges that in the event it is entitled to receive the Termination Fee, the right of such party to receive such amount (plus any additional amounts pursuant to the second sentence of this Section 8.02(e)) shall constitute such party’s sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, the breach or termination of this Agreement regardless of the circumstances giving rise to such breach or termination and such party shall have no further rights, directly or indirectly, against any other party hereto or any of their respective Affiliates, stockholders, partners, members, directors, officers and agents whether at law or equity, in contact, in tort or otherwise.
ARTICLE IX.
GENERAL PROVISIONS
     Section 9.01 Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.
     Section 9.02 Notices. All notices, requests, Claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

If to the Seller:
Fremont Investment & Loan
2425 Olympic Boulevard
3rd Floor - East
Santa Monica, California 90404
Attn: Alan Faigin, Esq.

with a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attn: William S. Rubenstein, Esq.

If to the Purchaser:	iStar Financial Inc.
1114 Avenue of the Americas
27th Floor
New York, New York 10036
Attn: Chief Operating Officer

with a copy to:	iStar Financial Inc
1114 Avenue of the Americas
27th Floor
New York, New York 10036
Attn: Nina B. Matis, Esq.
General Counsel

with a copy to:	iStar Asset Services Inc.
180 Glastonbury Boulevard
Suite 201
Glastonbury, Connecticut 06033
Attn: President

with a copy to:	Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1600
Chicago, Illinois 60661
Attn: Marcia W. Sullivan, Esq.
Katten Reference: 208972-664
     Section 9.03 Public Announcements. The parties and/or their Affiliates shall announce the execution and delivery of this Agreement and the transactions contemplated herein pursuant to a joint press release. Thereafter, neither party hereto shall make, or cause to be made, any press release or public announcement, including, without limitation in a report, schedule, form, statement or other document filed or furnished by a party hereto to the Securities and Exchange

Commission, in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party unless otherwise required by Law or applicable stock exchange regulation, and except as otherwise required by Law, the parties hereto shall consult with each other and cooperate as to the timing and contents of any such press release, public announcement, communication or filing.
     Section 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
     Section 9.05 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Seller and the Purchaser with respect to the subject matter hereof and thereof.
     Section 9.06 Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser) and any such assignment or attempted assignment without such consent shall be void; provided, however, that the Purchaser may assign this Agreement or any of its rights and obligations hereunder to one or more Affiliates of the Purchaser without the consent of the Seller, it being understood and agreed that any such assignment shall not relieve the Purchaser of its obligations with respect to the Assumed Liabilities.
     Section 9.07 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 9.08.
     Section 9.08 Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto, or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

     Section 9.09 No Third Party Beneficiaries. Except for the provisions of Article VII relating to indemnified parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of the Seller, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.
     Section 9.10 Specific Performance. Each party acknowledges and agrees that the other would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by either party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the parties may be entitled, at law or in equity, they shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
     Section 9.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any Claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.
     Section 9.12 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto hereby (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.12.

     Section 9.13 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.
[Signature Page Follows]

          IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FREMONT INVESTMENT & LOAN, a California Industrial Bank
By:	/s/ Alan W. Faigin
	Name:	Alan W. Faigin
	Title:	Secretary & Chief Legal Officer

iSTAR FINANCIAL INC., a Maryland corporation
By:	/s/ Jay Sugarman
	Name:	Jay Sugarman
	Title:	Chairman & CEO
[Signature Page to Asset Purchase Agreement]